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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMX CORPORATION
(Name of Subject Company)

AMX CORPORATION
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

00180C10 5
(CUSIP Number of Class of Securities)

C. Chris Apple
AMX Corporation
3000 Research Drive
Richardson, Texas 75082
Telephone: 469-624-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPIES TO:

Michael A. Saslaw, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Ste. 300
Dallas, Texas 75201
Telephone: (214) 746-7700

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION.

        Name and Address.    The name of the subject company is AMX Corporation, a Texas corporation ("AMX" or the "Company"). AMX's principal executive offices are located at 3000 Research Drive, Dallas, Texas 75082, and its phone number is (469) 624-8000.

        Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes hereto, this "Schedule 14D-9") relates is the common stock, par value $0.01 per share, of AMX (the "Common Stock"). As of February 14, 2005, there were 12,235,087 shares of Common Stock issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

        Name and Address.    The name, business address and business telephone number of AMX, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9. The filing person is the subject company.

        Tender Offer.    This Schedule 14D-9 relates to the cash tender offer disclosed in the Schedule TO, dated February 24, 2005 (the "Schedule TO"), filed with the Securities and Exchange Commission (the "Commission"), by Amherst Acquisition Co., a Texas corporation ("Purchaser") and a wholly-owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation ("Parent"), which is an affiliate of Duchossois Industries, Inc., an Illinois corporation ("Duchossois" or "DII"), to acquire all of the issued and outstanding shares (the "Shares") of the Common Stock not already owned by Parent, Purchaser or any of their affiliates, for an amount equal to $22.50 per share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 24, 2005 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, and are incorporated herein by reference in their entirety.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 15, 2005, by and among Parent, Purchaser and AMX (the "Merger Agreement"). Following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into AMX (the "Merger"), and AMX will be the surviving corporation in the Merger (the "Surviving Corporation"). In the Merger, each outstanding Share (other than Shares held by (i) AMX or any of its subsidiaries, (ii) Parent or Purchaser or any of their respective subsidiaries, and (iii) shareholders who are entitled to and have properly exercised their dissenters' rights under the Texas Business Corporation Act, as amended (the "TBCA")), will be converted into the right to receive the Offer Price, or any higher price per Share paid in the Offer, without interest (the "Merger Consideration"). The Merger Agreement is summarized in Section 11(b) of Purchaser's Offer to Purchase.

        Concurrently with the execution of the Merger Agreement, Parent entered into Support/Tender Agreements (the "Support Agreements") with each of Scott Miller, Peter York and certain directors and executive officers of the Company (each a "Shareholder" and together, the "Shareholders"), dated as of February 15, 2005. Each of the Support Agreements with the Shareholders are substantially similar. Pursuant to the Support Agreements, the Shareholders have agreed, subject to certain conditions, to tender all of their Shares to Parent in the Offer (except that 60,000 Shares held by Robert Carroll will be exchanged in the Merger) and have agreed to vote all of their Shares in favor of the Merger. The Support Agreements are summarized in Section 11(c) of the Offer to Purchase.

        The Schedule TO states that the principal executive office of each of DII, Parent and Purchaser is located at 845 Larch Avenue, Elmhurst, Illinois 60126.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Certain contracts, agreements, arrangements or understandings between AMX or its affiliates and certain of its directors and executive officers or affiliates are described in the Information Statement pursuant to Rule 14f-1 (the "Information Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), attached hereto as Annex A and incorporated herein by reference.

Except as described in this Schedule 14D-9 or incorporated herein by reference, to the knowledge of AMX, as of the date of this Schedule 14D-9 there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between AMX or its affiliates and (a) AMX's executive officers, directors or affiliates or (b) DII, Parent, Purchaser or their respective executive officers, directors or affiliates.

        The Merger Agreement.    The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Introduction and Sections 11(b) and 14 of the Offer to Purchase, which is being mailed to shareholders together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Support Agreements.    The summary of the Support Agreements contained in Section 11(c) of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Support Agreements, which have been filed as Exhibits (e)(2), (e)(3) and (e)(4) hereto and are incorporated herein by reference.

        The Confidentiality Agreement.    The summary of the Confidentiality Agreement contained in Section 11(d) of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

        Effect of the Offer on Company Stock Options.    At the time of the Merger (the "Effective Time"), each then-outstanding option to purchase Shares (collectively, the "Options") under each of the Company's 1995 Stock Option Plan, 1995 Director Stock Option Plan and 1999 Equity Incentive Plan (collectively, the "Stock Option Plans"), whether or not then exercisable or fully vested, will constitute only the right to receive for each Share subject to such Option immediately prior to the Effective Time an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the number of Shares subject to such Option immediately prior to the Effective Time and (ii) the amount, if any, by which the Merger Consideration exceeds the per share exercise price of such Option (such amount being hereinafter referred to as the "Option Consideration"). Each Option shall be canceled (i) upon receipt by the holder thereof of the Option Consideration, in the case of an Option having a per share exercise price less than the Merger Consideration, and (ii) at the Effective Time, in the case of an Option having a per share exercise price equal to or greater than the Merger Consideration. The cancellation of an Option as provided in the immediately preceding sentence shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Option.

        Prior to the Effective Time, the Company must use its reasonable best efforts to obtain all necessary waivers, consents or releases from holders of Options under the Stock Option Plans and take all such other action, without incurring any liability in connection therewith, as may be necessary to give effect to the transactions contemplated in the preceding paragraph. Except as otherwise agreed to by Parent, Purchaser and the Company, (i) the Stock Option Plans will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary thereof will be canceled as of the Effective Time and (ii) the Company must use its reasonable best efforts to assure that following the Effective Time no participant in the Stock Option Plans or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation in the Merger or any subsidiary thereof and to terminate all such plans.

        Effect of the Offer on Company Restricted Share Grants.    Employees holding restricted Shares issued pursuant to the Company's 1999 Equity Incentive Plan may tender such Shares in the Offer. The

AMX Board has agreed to waive any forfeiture provisions with respect to any such Shares that are tendered in the Offer to the extent that such provisions have not otherwise lapsed.

        Effect of the Offer on Directors' and Officers' Indemnification and Insurance.    The Merger Agreement provides that from and after the Effective Time, to the fullest extent permitted by law, Parent shall cause the Surviving Corporation to indemnify, hold harmless and advance expenses to the present and former officers and directors of the Company (each, an "Indemnitee" and collectively, the "Indemnitees") in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's Articles of Incorporation, as amended pursuant to the Merger Agreement.

        In addition, the Merger Agreement requires that Parent cause to be obtained and maintained in effect, for a period of six years after the Effective Time, policies of directors' and officers' liability insurance covering each person who was covered under the policies of directors' and officers' liability maintained by the Company as of February 15, 2005 and immediately prior to the time at which the Purchaser shall be entitled to designate a majority of the directors on the Company's board of directors (the "Appointment Time") at no cost to the beneficiaries thereof with respect to acts or omissions occurring prior to the Effective Time with substantially the same coverage and containing substantially similar terms and conditions as such existing policies; provided, however, that Parent shall not be required to pay an aggregate premium for such insurance coverage in excess of 200% of the annual premium paid by the Company for such insurance as of February 15, 2005, but, in such case, shall purchase as much coverage as shall be available at an annual premium of 200% of the current aggregate premium and Parent may substitute therefor other policies not less advantageous (excluding de minimis differences) to the beneficiaries of the current policies and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

(a)    Solicitation Recommendation.    The board of directors of AMX, during a meeting held on February 14-15, 2005, by unanimous vote approved and authorized in all respects the Merger Agreement and the transactions contemplated thereby, including the Offer (and the acquisition of the Shares pursuant thereto), the Support Agreements and the Merger (collectively and in addition to the transactions contemplated by the Support Agreements, the "Transactions"). Furthermore, in light of its consideration of, and subject to, the terms and conditions set forth in the Merger Agreement, and after the discussions and deliberations more fully described below, the board of directors of AMX (1) approved the Merger Agreement, deeming the Merger Agreement and the Transactions, advisable, fair to and in the best interests of the Company's shareholders, (2) recommends that the shareholders of the Company accept the offer and tender their Shares under the Offer to Purchase, and (3) recommends the approval by the Company's shareholders of the Merger Agreement, including the Merger and the Transactions, to the extent required by applicable laws. Also at this meeting, the board of directors of AMX exempted the Merger Agreement and the transactions contemplated thereby from the restrictions of Article 13.03 of the TBCA.

(b)    (i) Background of the Offer; Contacts with Purchaser.

        As part of the continuous evaluation of its business, AMX regularly explores a range of strategic alternatives to try to identify mechanisms to enhance shareholder value. Such alternatives have included possible mergers and acquisitions and the possible sale of AMX to a third party. During the period from September 2003 through March 2004, AMX received a number of informal inquiries from third parties regarding acquisitions, financing proposals and possible business combinations, which were given due consideration but ultimately not pursued.

        At a regularly scheduled board meeting on March 4, 2004 it was decided that, given business and market conditions, AMX should retain an outside financial advisor to help AMX identify and consider then available strategic alternatives.

        From March through May 2004, various members of AMX's management and board of directors interviewed various financial advisors.

        On May 21, 2004, AMX retained Seven Hills Partners LLC to act as its financial advisor in connection with its consideration of strategic alternatives for AMX, including the exploration of (i) possible acquisitions by AMX; (ii) institutional investment in AMX; and (iii) the sale of AMX to a third party.

        On June 10, 2004, at the InfoComm show in Atlanta, Georgia, representatives from Seven Hills met with Robert Carroll, Chairman, President and Chief Executive Officer of AMX; Rashid Skaf, Executive Vice President—Sales & Marketing; Scott Norder, Vice President—Business Development; and two other members of AMX's board of directors to discuss AMX's strategic alternatives.

        From June through October 2004, Seven Hills, acting at the direction of the board, contacted 23 third parties who were determined by AMX and Seven Hills to be candidates that may be interested in a transaction that would enhance AMX shareholder value (and two additional parties contacted AMX directly) regarding their interest in a possible transaction with AMX, including the acquisition of AMX. By the end of this period, seven of the 25 parties had expressed serious interest in pursuing a transaction, and two ultimately submitted formal indications of interest in a transaction.

        On August 13, 2004, the board of directors of AMX had a telephonic update call where recent developments were reviewed.

        On August 19, 2004, at a regularly scheduled board meeting, Mr. Carroll provided an update to the board of directors on the current status of its strategic initiatives. As of the meeting date, no indications of interest had been received. The board of directors unanimously agreed to continue discussions with interested parties.

        On September 28, 2004, the Chief Executive Officer of Company A contacted Mr. Carroll about its interest in a possible combination with AMX. On October 11, 2004, Messrs. Carroll, Skaf and Norder met with the Chief Executive Officer of Company A at Company A's headquarters to discuss a possible combination of the two companies.

        From October 1, through November 2, 2004, Seven Hills, acting at the direction of the board, contacted and had discussions with Robert Fealy, the Chief Financial Officer of DII regarding a possible transaction with AMX. During these initial conversations, Mr. Fealy indicated his interest in having an in-person meeting between DII and AMX at AMX's headquarters to discuss a possible transaction.

        From October 19, through November 2, 2004, Seven Hills, acting at the direction of the board, contacted and had several communications with Company B regarding a possible transaction with AMX. Company B indicated its interest in having an in-person meeting at AMX's headquarters to discuss AMX's business and a possible transaction with Company B. That first meeting, after being postponed by Company B on three occasions, was held on January 5, 2005.

        On October 26, 2004, at a regularly scheduled board meeting, Messrs. Carroll, Skaf, Norder and Chris Apple, Chief Financial Officer of AMX, and representatives from Seven Hills provided an update to the board on the current status of its strategic initiatives, which included an update on discussions with potential partners. The board agreed that AMX management and Seven Hills should continue discussions with any interested parties, including Company A, Company B and DII, in order to explore a potential transaction to enhance shareholder value.

        On November 11, 2004, AMX and Company A entered into a confidentiality agreement to provide for the confidential treatment of information that was to be provided to Company A by AMX.

        On November 23, 2004, AMX and DII entered into a confidentiality agreement to provide for the confidential treatment of information that was to be provided to DII by AMX.

        On November 24, 2004, Craig Duchossois, Chief Executive Officer of DII, Mr. Fealy, and other representatives of DII met with Messrs. Carroll, Apple, Skaf and Norder and representatives from Seven Hills at AMX's headquarters to discuss AMX's operations and a possible transaction between AMX and DII.

        On November 29, 2004, Company A's Chief Executive Officer and Chief Operating Officer and representatives from a financial advisor to Company A met with Messrs. Carroll, Skaf, and Norder and representatives from Seven Hills at AMX's headquarters to discuss AMX and a possible combination of AMX and Company A, in which Company A's shareholders would own a majority of the combined company.

        On December 8, 2004, AMX and Company B entered into a confidentiality agreement to provide for the confidential treatment of information that was to be provided to Company B by AMX.

        On January 5, 2005, Messrs. Apple, Skaf and Norder and representatives of Seven Hills met with representatives of Company B at AMX's headquarters to discuss AMX's operations and a possible transaction with Company B.

        On January 10, 2005, Mr. Fealy, John Bauerlein, Director, Business Analysis, of DII, and a representative from Goldman Sachs, DII's financial advisor, met with representatives of AMX and Seven Hills at AMX's headquarters to further discuss AMX's operations and a possible transaction with DII.

        On January 11, 2005, a representative from Company B called a representative from Seven Hills to indicate Company B's interest in continuing discussions with AMX regarding the potential acquisition of AMX by Company B. Company B's representative indicated that he would like to schedule another meeting to conduct further due diligence and arrange a meeting between Mr. Carroll and the Divisional President of Company B.

        On January 12, 2005, Messrs. Apple, Norder, and Skaf, and representatives of DII, Seven Hills and Goldman Sachs participated in a conference call to discuss AMX's historical and projected financial performance.

        Also on January 12, 2005, Messrs. Apple, Norder, and Skaf, and representatives of Company A, Seven Hills and Company A's financial advisor participated in a conference call to discuss AMX's historical and projected financial performance.

        On January 17, 2005, several representatives of Company B met with representatives of AMX and Seven Hills at AMX's headquarters to discuss a possible transaction between AMX and Company B.

        Also on January 17, 2005, a representative of Goldman Sachs called a representative of Seven Hills to outline some of the terms of a possible transaction between DII and AMX. The Goldman Sachs representative did not address price during this conversation and requested exclusivity during the period the two companies would be negotiating a potential transaction. The Seven Hills representative asked that DII provide its indication of interest in as much detail as possible and said it would be considered by AMX.

        On January 18, 2005, the board of directors of AMX had a telephonic update call. Messrs. Carroll and Norder and representatives of Seven Hills and AMX's outside counsel, Weil, Gotshal & Manges LLP ("Weil Gotshal"), provided an update on recent discussions with interested parties.

        On January 20, 2005, a representative from Seven Hills called a representative from Company B to encourage Company B to provide an indication of interest to be considered at AMX's board of directors meeting on January 25, 2005.

        On January 21, 2005, Mr. Fealy and a representative of Goldman Sachs contacted a representative of Seven Hills to provide a verbal indication of interest at a purchase price of $20.50 per share in cash. The implied total equity value of this offer was approximately $285 million. This verbal indication of interest was subject to due diligence, exclusive negotiations and the execution of support/tender agreements by certain of AMX's executive officers and directors and by two other major shareholders.

        Also on January 21, 2005, the board of directors of AMX had a telephonic update call where recent developments were reviewed.

        On January 24, 2005, Company B faxed a written, non-binding proposal to AMX regarding the general terms, including price, of a potential acquisition of AMX by Company B. The price to be paid by Company B would be based upon an enterprise value range of $200 to $240 million. The proposal was subject to, among other things, Company B's due diligence, various internal approvals, exclusive negotiations, a possible working capital adjustment, and purchase price adjustments for certain transaction closing costs and the costs of retiring certain employee option plans and any employee retention plans.

        Also on January 24, 2005, a representative of Seven Hills, acting at the direction of the board, contacted a representative of Company B to discuss Company B's written, non-binding proposal to AMX. The Seven Hills representative told the representative of Company B among other things that the high range of its indication of interest was below the price offered by another bidder and that Company B needed to raise its price.

        On January 25, 2005, AMX held a regularly scheduled board meeting, where Mr. Carroll and representatives from Seven Hills provided an update to the board of directors on the current discussions with DII, Company A and Company B. Mr. Carroll noted that he was to have dinner with the Divisional President of Company B. Mr. Carroll and a representative of Seven Hills described the terms of the bids to the board of directors, including the fact that DII's bid was for a higher price per share and did not contain a financing contingency. Both Mr. Carroll and Seven Hills noted that both DII and Company B were insisting on exclusive negotiations. After a detailed discussion of the two indications of interest and other possible alternatives, the board instructed Mr. Carroll to inform the Divisional President of Company B at dinner that the high end of Company B's indication of interest was below the indication of interest of another bidder and that Company B needed to increase its valuation. If Company B failed to respond positively to that message, Mr. Carroll was authorized to begin exclusive negotiations with DII. After further discussion, Mr. Carroll was also directed to seek an increase of DII's offering price prior to commencing such negotiations. Mr. Carroll was, however, authorized to commence exclusive negotiations with DII in the event that DII did not raise its price per share at all and Company B did not submit a higher bid. After the board meeting, Seven Hills, acting at the direction of the board, contacted Goldman Sachs and indicated AMX's desire for a higher price per share.

        On the night of January 25, 2005, Messrs. Carroll and Norder met with the Divisional President of Company B to discuss Company B's proposal. Mr. Carroll told the Divisional President of Company B that the high range of its indication of interest was below the price offered by another bidder and that Company B needed to raise its valuation. In response, the Divisional President of Company B stated that the offer in the letter dated January 24, 2005 was all that Company B was prepared to offer at this time.

        On January 27, 2005, a representative of Company B contacted a representative of Seven Hills to express Company B's continuing interest in AMX. The representative of Seven Hills reiterated the inadequacy of Company B's written proposal dated January 24, 2005, and the need for Company B to provide a higher offer price to continue discussions with AMX. Seven Hills was told that no increase in offer price was possible unless Company B could validate AMX's three to five-year growth assumptions and quantify potential synergies, a requirement that was not imposed on AMX in the DII bid.

        Also on January 27, 2005, at the direction of AMX's Board, a representative of Seven Hills called Mr. Fealy to request an increase in DII's offering price before AMX would consider entering exclusive negotiations. Later that day a representative of Goldman Sachs called the representative of Seven Hills to discuss this request. A representative of Seven Hills, consistent with the direction of AMX's Board, reiterated the board's request for a price increase.

        On January 28, 2005, Mr. Fealy contacted a representative of Seven Hills to indicate that DII was willing to increase its offer to $21.50 per share. Later in the day, a representative of AMX, consistent with the board's prior direction, contacted Mr. Fealy to inform DII that its new, higher offer was sufficient to begin exclusive negotiations on a merger agreement.

        On January 31, 2005, Company B's financial advisor called to introduce himself to a representative of Seven Hills. The representative of Seven Hills reiterated the inadequacy of Company B's written proposal dated January 24, 2005 and the need for Company B to provide a higher offer price to continue discussions with AMX.

        Also on January 31, 2005, representatives of AMX, DII, Seven Hills, Weil Gotshal, Goldman Sachs and outside counsel to DII, Jones Day, held a telephonic conference call to introduce the various parties, review the preliminary timetable, and review due diligence request items.

        On January 31, 2005 and on February 1, 2005, Jones Day circulated drafts of a merger agreement and form of support/tender agreement, respectively, to AMX, Weil Gotshal and Seven Hills for review.

        From February 2 through February 4, 2005, representatives of DII, Goldman Sachs, Jones Day and an accounting firm retained by DII, KPMG, conducted due diligence at an offsite location near AMX's headquarters with several members of AMX's management present. DII and its various representatives continued to have follow up conversations with AMX management over the next week.

        On February 3, 2005, upon returning from out of town, Mr. Carroll spoke with senior executives at Company A and Company B to inform them of AMX's decision to enter into exclusive negotiations with another party. Neither party indicated an intention to provide a new proposal.

        From February 2 through February 15, Weil Gotshal, Seven Hills, Jones Day and Goldman Sachs had numerous telephonic discussions during which they negotiated the terms of the merger agreement and the form of support/tender agreement.

        On February 4, 2005, Company B's financial advisor faxed a letter to Seven Hills that was addressed to Mr. Carroll from the Divisional President of Company B. The letter stated that Company B continued to have an interest in acquiring AMX. The letter did not include a revised offer price or any other revised conditions to its original written offer.

        On February 9, 2005, several members of DII's management team, including Mr. Fealy, David Filkin, Vice President, Secretary and General Counsel, Colleen O'Connor, VP—Treasurer, Mr. Bauerlein, and representatives of DII's commercial bank, Bank of America, met at AMX's headquarters with Messrs. Carroll, Apple, Skaf and Norder to conduct additional diligence of AMX.

        Also on February 9, 2005, Mr. Carroll sent a letter to Company B in response to Company B's letter dated February 4, 2005. Mr. Carroll's letter reiterated that the high end of the price range offered by Company B was below the offer of another bidder.

        On February 10, 2005, Mr. Carroll contacted two Principal Shareholders, Peter York and Scott Miller, to discuss the potential merger with DII and the support/tender agreements that were a precondition of Thrall Omni entering into a merger agreement.

        On February 11, 2005, the board of directors of AMX held a telephonic update call to discuss the status of the DII negotiations, including a review of the status of negotiations of the merger agreement, the adequacy of the offer price, contemplated timing of execution and other merger-related topics.

Over the next several days, the parties and their advisors continued to negotiate the terms of the definitive agreements.

        On the morning of February 14, 2005, Mr. Carroll called for a meeting of the board of directors to be held that evening to consider approval of the DII transaction.

        During the afternoon of February 14, 2005, Seven Hills received a call from Company B's financial advisor followed by a letter addressed to Mr. Carroll. The letter stated Company B's revised offer price of $22.00 per share in cash, subject to completion of due diligence. Mr. Carroll then informed Messrs. Duchossois and Fealy of DII that AMX had received an unsolicited offer that exceeded the price per share offered by DII.

        On the evening of February 14, 2005, a board of directors meeting was convened. A representative of Seven Hills and representatives of Weil Gotshal were in attendance. Mr. Carroll informed the board of the latest indication of interest provided by Company B. A representative of Weil Gotshal discussed with the members of the board their fiduciary obligations as board members, after which the board had extensive discussions about the possible transactions with DII and Company B. Concern was expressed by all of the directors about the possibility of losing the DII transaction—which was fully negotiated and not subject to further due diligence—if AMX reopened negotiations with Company B. Certain members of the board also noted that at $22.00 per share, Company B's bid was not materially greater than the DII offer and there was substantial risk that Company B might reduce its offering price following completion of its due diligence. The board of directors asked Mr. Carroll to call Messrs. Duchossois and Fealy to seek an increase in the DII bid.

        Mr. Carroll immediately contacted Messrs. Duchossois and Fealy and relayed the board's direction to him. Mr. Duchossois agreed to increase the price per share to be paid by DII to $22.50 per share. Mr. Carroll reported this result to the board and the board meeting was reconvened.

        Thereafter, representatives of Seven Hills reviewed with the board certain financial analyses and rendered its oral opinion, subsequently confirmed in writing, that, as of that date and based upon and subject to the various considerations set forth in the Seven Hills written opinion, the $22.50 per share in cash to be received by AMX shareholders was fair, from a financial point of view, to such holders. A representative of Weil Gotshal reviewed the terms of the merger agreement and the form of support/tender agreement and answered various questions from the board members. The board determined that a sale of the Company to DII at the revised price and pursuant to the merger agreement represented the best opportunity to maximize shareholder value. The board then, with the benefit of the advisors' presentations and advice, having deliberated regarding the terms of the proposed transaction, including the terms and conditions of the merger agreement, unanimously determined that the merger agreement and the merger are advisable and are fair to and in the best interest of AMX and its shareholders and unanimously approved the merger agreement and the merger. The board meeting was adjourned early in the morning of February 15, 2005.

        Prior to the open of the U.S. financial markets on February 15, 2005, (i) AMX and Thrall Omni executed and delivered the merger agreement; (ii) Thrall Omni and each of certain executive officers and directors of AMX, Scott Miller and Peter York executed and delivered shareholder support/tender agreements and (iii) AMX and DII jointly issued a press release announcing the signing of the merger agreement.

  (ii)    Reasons for the Recommendation of AMX's Board of Directors.

        In making the determinations and recommendations set forth in subsection (a) above, AMX's board of directors considered a number of factors, including, without limitation, the following:

  •
  the amount of consideration to be received by the holders of Shares pursuant to the Offer and the Merger;

  •
  the historical market price of the shares and the fact that the Offer and the Merger will enable holders of the Shares to realize a 39.5% premium over the closing price of the Common Stock one month prior to February 14, 2005;

  •
  AMX's prospects and anticipated competitive position if it were to maintain its current ownership structure, including the risks and benefits inherent in continuing to pursue its current business strategy;

  •
  the process leading to the Offer and the Merger and the possible alternatives thereto, which included possible acquistions by AMX, institutional investment in AMX and the sale of AMX to another third party, the range of possible benefits to AMX's shareholders and other constituencies of such alternatives and the expected timing and likelihood of accomplishing any of such alternatives;

  •
  the various risks and uncertainties relating to the possible alternative transaction proposed by Company B, including the fact that such transaction would be subject to further due diligence and internal approvals;

  •
  the financial analysis and presentation of Seven Hills to the board of directors including its opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the $22.50 per Share in cash to be received in the Offer and the Merger by holders of Shares. The full text of the written opinion of Seven Hills, dated February 15, 2005, setting forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. Seven Hills' opinion as addressed to the board of directors, relates only to the fairness, from a financial point of view, of the $22.50 per Share in cash to be received in the Offer and the Merger by holders of Shares, and does not constitute a recommendation to any shareholder as to whether such shareholder should tender Shares in the Offer, how such shareholder should vote on the Merger, or as to any other matters relating to the Offer or the Merger. Holders of Shares are encouraged to read the opinion carefully in its entirety;

  •
  the likelihood that the proposed acquisition with DII would be consummated, in light of (a) the Support Agreements pursuant to which certain shareholders agreed, subject to certain conditions, to tender all of their Shares in the Offer (except that 60,000 Shares held by Robert Carroll will be exchanged in the Merger) and vote all of their Shares in favor of the Merger, and (b) the experience, reputation and financial capabilities of DII;

  •
  the fact that the Support Agreements (i) terminate in the event that the Merger Agreement is terminated or (ii) may be terminated by each of the Shareholders, upon notice to Parent, if, without the prior written consent of each of the Shareholders, the Offer or the Merger Agreement is amended to provide that the amount to be paid for any of the Shares is less than $22.50, net to the seller in cash; and

  •
  the other terms of the Merger Agreement, including the possibility that the terms of the Merger Agreement, including the non-solicitation and termination fee provisions, might potentially discourage other parties that might be interested in acquiring AMX from proposing such a transaction.

        AMX's board of directors did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the board of directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the board of directors assigned different weights to the various factors described above.

  (iii)    Opinion of AMX's Financial Advisor

        Pursuant to a letter agreement dated May 21, 2004 the board of directors of AMX engaged Seven Hills to act as its financial advisor. The AMX board selected Seven Hills based on its experience, expertise and reputation. Seven Hills provides merger and acquisition advisory services to public and private companies and in this capacity is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions as well as for other transactions and corporate purposes. At the meeting of the board on February 15, 2005, Seven Hills delivered to the AMX board of directors its oral opinion (which was subsequently confirmed in writing) that, as of that date and based upon the assumptions made, matters considered and limits of review set forth in Seven Hills' written opinion, the $22.50 per Share in cash to be received by AMX shareholders in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby was fair, from a financial point of view, to such shareholders.

        Seven Hills' opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Seven Hills in delivering its opinion, is attached as Annex B. AMX shareholders should read the opinion carefully and in its entirety. The following description of Seven Hills' opinion is only a summary of the written opinion and is qualified in its entirety by reference to the full text of such opinion. Seven Hills' opinion was provided solely to the Company's board of directors and addresses only the fairness of the $22.50 per Share in cash to be received by AMX shareholders in the transaction from a financial point of view. The Seven Hills opinion does not address any other aspect of the transaction, nor does it constitute a recommendation as to how any AMX shareholders should act with respect to the transaction, including, without limitation, whether or not to tender Shares in connection with the Offer.

        The Seven Hills opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to AMX, including alternate proposals from third parties that may or may not have been pursued to completion for a variety of business, financial, legal or regulatory reasons, nor does it address the underlying business decision of AMX to proceed with the transaction.

        In connection with its opinion, Seven Hills reviewed and considered, among other things:

  •
  a draft of the merger agreement dated February 14, 2005 which, for purposes of its opinion, Seven Hills assumed to be in all material respects identical to the Merger Agreement;

  •
  certain publicly available financial and other information for AMX, including Annual Report on Form 10-K for the fiscal year ended March 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended December 31, 2004, and certain other relevant financial and operating data furnished to Seven Hills by AMX's management;

  •
  certain internal financial analyses, financial forecasts, reports and other information concerning AMX prepared by its management;

  •
  discussions Seven Hills had with certain members of AMX's management concerning the historical and current business operations, financial conditions and prospects of AMX and such other matters Seven Hills deemed relevant;

  •
  certain operating results, the reported price and trading histories of the Common Stock and operating results, the reported price and trading histories of certain publicly traded companies Seven Hills deemed relevant;

  •
  certain financial terms of the transaction as compared to the financial terms of certain selected business combinations Seven Hills deemed relevant; and

  •
  such other information, financial studies, analyses and investigations and such other factors that Seven Hills deemed relevant for the purposes of its opinion.

        Seven Hills relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it or otherwise made available by AMX or its advisors (including, without limitation, the representations and warranties in the Merger Agreement) or which is publicly available. Seven Hills did not assume any responsibility for the accuracy, completeness, or independently verify, such information. In addition, Seven Hills did not conduct nor did it assume any obligation to conduct any physical inspection of the properties or facilities of AMX. Seven Hills further relied upon the assurance of AMX's management that they are unaware of any facts that would make the information provided to Seven Hills incomplete or misleading in any respect. Seven Hills, with AMX's consent, assumed that the financial forecasts which Seven Hills examined were reasonably prepared by the management of AMX on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of AMX, and that such projections and the assumptions derived therefrom provide a reasonable basis for Seven Hills' opinion. Seven Hills has also assumed that in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the transaction, no modification, delay, restriction or condition will be imposed that will have a material adverse effect on the transaction and that the transaction will be consummated in accordance with applicable laws and regulations and the terms of the Merger Agreement, without delay, waiver, amendment or modification of any material term, condition or agreement.

        Seven Hills did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of AMX nor was it furnished with such materials. Seven Hills assumed with AMX's consent that there were no legal issues with regard to AMX, DII or Thrall Omni that would affect the opinion, and Seven Hills relied on this assumption without undertaking any independent investigation or inquiry. Seven Hills' opinion is necessarily based upon economic and market conditions and other circumstances as they existed and were evaluated by Seven Hills on the date of the opinion. Although subsequent developments may affect its opinion, Seven Hills does not have any obligation to update, revise or reaffirm its opinion. Seven Hills' opinion expressed no view as to the federal, state or local tax consequences of the transaction.

        The following represents a brief summary of various information sources and the material financial analyses employed by Seven Hills in connection with providing its opinion to the AMX board of directors. The following summary does not purport to be a complete description of the financial analyses performed by Seven Hills, nor does the order of analyses described represent relative importance or weight given to those analyses performed by Seven Hills. Some of the summaries of financial analyses performed by Seven Hills include information presented in tabular format. In order to fully understand the financial analyses performed by Seven Hills, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Seven Hills.

        Trading and Transaction Statistics.    Seven Hills, based on publicly available information, calculated the premium of the implied consideration offered to AMX shareholders over the one-day prior, one-week prior and one-month prior share prices of AMX's closing stock price:

Trading Period	Price	Premium
February 14, 2005	$21.34	5.4%
1-Week	$18.51	21.6%
1-Month	$16.13	39.5%

        Additionally, Seven Hills, based on publicly available information and estimates from AMX management, calculated and compared multiples of enterprise value, referred to as EV, for both AMX and the implied EV offered to AMX shareholders in the transaction. Seven Hills defined EV as equity value (defined as fully diluted shares outstanding (treasury method) multiplied by stock price) plus debt less cash and cash equivalents. EV was compared to:

  •
  calendar year 2004 revenue, referred to as EV/CY04 revenue;

  •
  calendar year 2005 revenue, referred to as EV/CY05 revenue;

  •
  calendar year 2004 earnings before interest, taxes, depreciation and amortization, referred to as EV/CY04 EBITDA.

        Seven Hills also calculated and compared multiples of stock price for both AMX and the price per share offered to AMX shareholders in the transaction, to:

  •
  calendar year 2004 earnings per share, referred to as CY04 EPS;

  •
  calendar year 2005 earnings per share, referred to as CY05 EPS;

  •
  calendar year 2004 earnings per share including a 35% tax rate, referred to as CY04 EPS (including 35% tax rate).

        CY04 EPS and CY04 EPS (including 35% tax rate) do not include a one-time tax benefit for a valuation allowance reversal of $1.3 million taken in the quarter ended December 31, 2004.

        The enterprise value and price comparison information appears in the table below:

	AMX	Transaction Statistics
EV/CY04 Revenue	2.6x	2.8x
EV/CY05 Revenue	2.3x	2.5x
EV/CY04 EBITDA	15.5x	16.4x
Price/CY04 EPS	20.3x	21.4x
Price/CY04 EPS (including a 35% tax rate)	31.6x	33.3x
Price/CY05 EPS	24.3x	25.6x

        Seven Hills also reviewed the closing prices for AMX's common stock over periods between February 17, 2004 and February 14, 2005, as set forth in the following table, and compared the share prices to the implied consideration offered by Subcorp to AMX shareholders:

Trading Period	Price	Premium
February 14, 2005	$21.34	5.4%
1-Week	$18.51	21.6%
1-Month	$16.13	39.5%
2-Month	$17.70	27.1%
3-Month	$16.79	34.0%
6-Month	$15.83	42.1%
1-Year	$9.19	144.8%
52-Week High	$21.34	5.4%
52-Week Low	$8.30	171.1%

        Comparable Public Company Analysis.    Seven Hills compared selected financial information, ratios and public market multiples for AMX to the corresponding data for the following (6) six publicly-

traded digital media technology companies with enterprise values between $100 million and $500 million, as well as Avid Technology, Inc.:

  Digital Media Technology Companies

  •
  Electronics For Imaging, Inc.

  •
  Pinnacle Systems, Inc.

  •
  Echelon Corporation

  •
  Digi International Inc.

  •
  Universal Electronics, Inc.

  •
  InterVideo, Inc.

        Seven Hills chose these companies because they were publicly-traded companies that, for purposes of the analysis, Seven Hills considered reasonably comparable to AMX. The selected public companies may significantly differ from AMX based on, among other things, the size of the companies, the geographic coverage of the companies' operations and the particular business segments in which the companies focus.

        Seven Hills reviewed, among other information, multiples of EV and share price values for the comparable companies implied by those comparable companies':

  •
  last twelve months' revenue, referred to as LTM revenue;

  •
  calendar year 2005 revenue, referred to as CY 2005 revenue;

  •
  last twelve months' earnings before interest, taxes, depreciation and amortization, referred to as LTM EBITDA;

  •
  last twelve month's earnings per share, referred to as LTM EPS; and

  •
  calendar year 2005 earnings per share, referred to as CY 2005 EPS.

        From the comparable companies analysis, Seven Hills derived the following consensus ranges of implied multiples as of February 14, 2005:

Comparable Digital Media Technology Companies
Consensus Range
EV/LTM Revenue	1.5x to 2.5x
EV/CY05 Revenue	1.2x to 2.2x
EV/LTM EBITDA	10.0x to 15.0x
Share Price/LTM EPS	25.0x to 30.0x
Share Price/CY05 EPS	20.0x to 25.0x

        Information for the selected companies was based on publicly available SEC filings, select public research reports, selected press releases and other publicly available data.

        Precedent Transaction Analysis.    Seven Hills reviewed publicly available financial information relating to the following selected transactions for control and automation companies with transaction values greater than $50 million and LTM revenue greater than $10 million from January 1, 2001 to February 11, 2005:

Acquirer	Target
Honeywell International Inc.	Novar plc
Thomas H. Lee Partners, L.P.	Nortek Holdings, Inc.
Schneider Electric S.A.	Andover Controls Corporation (Balfour Beatty plc)
First Technology plc	BW Technologies Ltd.
The Stanley Works	Blick plc
The Jordan Company, L.P.	Sensus Metering Systems Inc.
Honeywell International Inc.	Silent Witness Enterprises Ltd.
Esterline Technologies Corporation	Weston Group
General Electric Company	Druck Holdings plc
General Electric Company	Interlogix, Inc.
General Electric Company	Sensing Solutions (Spirent plc)
Tyco International Ltd.	Sensormatic Electronics Corporation

        Seven Hills chose the selected transactions because they were business combinations that, for the purposes of the analysis, Seven Hills considered to be reasonably comparable to the transaction. The selected transactions may differ significantly from the transaction based on, among other things, the size of the transactions, the structure of the transactions and the dates that the transactions were announced and consummated.

        Seven Hills reviewed, among other information, multiples of the transaction value, referred to as TV, calculated as the equity purchase price adjusted for the target's debt and cash and cash equivalents, for the precedent transactions implied by those precedent transactions':

  •
  last twelve months' revenue, referred to as LTM revenue;

  •
  last twelve months' earnings before interest, taxes, depreciation and amortization, referred to as LTM EBITDA; and

        Seven Hills also reviewed, among other information, multiples of the transactions' equity value to the targets':

  •
  last twelve months' net income, referred to as LTM net income.

        From the control and automation precedent transactions analysis, Seven Hills derived the following consensus ranges of implied multiples:

Control and Automation Precedent Transactions
Consensus Range
TV/LTM Revenue	1.5x to 2.0x
TV/LTM EBITDA	10.0x to 15.0x
Equity Value/LTM Net Income	15.0x to 25.0x

        Multiples for the selected transactions were based on relevant SEC filings, selected press releases and other publicly available data.

        Premiums Paid Analysis.    Seven Hills reviewed selected purchase price per share premiums paid or to be paid in all cash acquisitions of technology companies announced from January 1, 2003 through February 11, 2005, with equity values from $100 million to $500 million and LTM revenue greater than $10 million:

Acquirer	Target
Trilogy, Inc.	Selectica, Inc.
Elekta AB	IMPAC Medical Systems, Inc.
Cadence Design Systems, Inc.	Verisity Ltd.
JPMorgan Chase & Co.	Vastera, Inc.
3Com Corporation	TippingPoint Technologies, Inc.
Synopsys, Inc.	Nassda Corporation
Computer Associates International, Inc.	Netegrity, Inc.
Cisco Systems, Inc.	NetSolve, Incorporated
First Technology PLC	BW Technologies Ltd.
BMC Software, Inc.	Marimba, Inc.
infoUSA Inc.	OneSource Information Services, Inc.
Group 1 Software, Inc.	Pitney Bowes Inc.
InfoSpace, Inc.	Switchboard Incorporated
Convergys Corporation	DigitalThink, Inc.
Hewlett-Packard Company	Novadigm, Inc.
Symantec Corporation	ON Technology Corporation
Emulex Corporation	Vixel Corporation
Applied Micro Circuits Corporation	JNI Corporation
Ascential Software Corporation	Mercator Software, Inc.
Eastman Kodak Company	PracticeWorks, Inc.
The Sage Group plc	Timberline Software Corporation
International Game Technology	Acres Gaming Incorporated
Crane Co.	Signal Technology Corporation
Computer Network Technology	Inrange Technologies Corporation
The Thomson Corporation	Elite Information Group, Inc.
SunGard Data Systems Inc.	H.T.E., Inc.
SunGard Data Systems Inc.	Caminus Corporation
Synopsys, Inc.	Numerical Technologies, Inc.

        From the technology cash transactions, Seven Hills derived the following consensus ranges of premiums to the targets' closing stock prices on dates for periods prior to the announcement of the applicable transaction as set forth in the following table:

Premium (%) to Stock Price
Consensus Range
One Day Prior to Announcement	25% to 40%
One Week Prior to Announcement	30% to 40%
One Month Prior to Announcement	40% to 50%

        Premiums for the selected transactions were based on relevant SEC filings, selected press releases and other publicly available data.

        Discounted Cash Flows Analysis.    Seven Hills derived a consensus range of values for AMX common stock based upon the discounted present value of AMX's after-tax cash flows from financial forecasts for the three month period ended March 31, 2005 and the fiscal years ended March 31, 2006 through March 31, 2010, and the terminal value of AMX at March 31, 2010, based upon multiples of EBITDA. After-tax cash flow was calculated by taking projected EBITDA, subtracting projected depreciation, projected taxes, capital expenditures, changes in working capital, and adding back projected depreciation. In performing this analysis, Seven Hills utilized discount rates ranging from 12.0% to 14.0%, based on the estimated weighted average cost of capital of the comparable digital media technology companies (as listed above). Seven Hills utilized terminal multiples of enterprise value to estimated 2010 EBITDA ranging from 8.0 times to 12.0 times.

        Utilizing this methodology, the per share equity value of AMX ranged from $17.06 to $24.81 per share.

        All projected data for fiscal years ended 2005 through 2007 were prepared and furnished by AMX management. Projected data for fiscal years ended 2008 through 2010 was prepared by Seven Hills based upon assumptions derived from the fiscal years ended 2005 through 2007 projections. All assumptions were reviewed by AMX management, who agreed they were reasonable in light of AMX's historical operations and forecasted financial performance.

  Other Considerations

        The merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. No company or transaction reviewed was identical to the proposed transaction and, accordingly, the foregoing analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that would affect the acquisition values in the comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates.

        The foregoing description is only a summary of the analyses and examinations that Seven Hills deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Seven Hills. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Seven Hills believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to AMX's board of directors. In addition, Seven Hills may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Seven Hills with respect to the actual value of AMX.

        In performing its analyses, Seven Hills made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of AMX, DII and Thrall Omni. The analyses performed by Seven Hills are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Seven Hills with respect to the fairness from a financial point of view of the $22.50 per Share in cash to be received by AMX shareholders in the transaction, and were provided to the AMX board in connection with its evaluation of the transaction. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Seven Hills' opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to Seven Hills as of, the date of the opinion, and although subsequent developments may affect Seven Hills' opinion, Seven Hills does not have any obligation to update, revise, or reaffirm its opinion.

        As described above, Seven Hills' opinion and presentation was only one of the factors that the AMX board of directors took into consideration in making its determination to approve the merger agreement and the merger.

        AMX has agreed to pay Seven Hills a customary fee upon delivery of its opinion as well as a separate fee to be paid only upon completion of the transaction. The AMX board of directors was aware of this fee structure and took it into account in considering Seven Hills' opinion and in approving the merger. Further, AMX has agreed to reimburse Seven Hills for its out-of-pocket expenses and to indemnify Seven Hills, its affiliates, and its respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws.

        Seven Hills in the past has provided, currently is providing, or in the future may provide investment banking, financial and advisory services to AMX, DII, Thrall Omni or certain of their respective affiliates, for which services Seven Hills has received, or expects to receive, compensation.

(c)   Intent to Tender. Under the terms of the Support Agreements, each executive officer, director, affiliate and subsidiary of AMX who owns Shares intends to tender in the Offer all Shares that each person owns of record or beneficially, except that 60,000 Shares held by Robert Carroll will be exchanged in the Merger.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Neither AMX nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of AMX on its behalf with respect to the Offer or the Merger.

        AMX retained Seven Hills as its financial advisors in connection with the Offer and the Merger. AMX has agreed to pay Seven Hills a customary fee upon delivery of its opinion as well as a separate fee to be paid only upon completion of the transaction. AMX also has agreed to reimburse Seven Hills for its out-of-pocket expenses and to indemnify Seven Hills, its affiliates, and its respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws. Seven Hills is a recognized investment banking firm that has substantial experience in transactions similar to the transaction contemplated by the Merger Agreement.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        In January 2005 the Company issued in the aggregate 28,610 Shares, at $8.98 per share, to Company employees pursuant to the 1996 Employee Stock Purchase Plan (for the 6 month period ended December 31, 2004). No other transactions in Shares have been effected during the past 60 days by AMX or, to the knowledge of AMX, by any executive officer, director, affiliate or subsidiary of AMX, other than the execution and delivery of the Merger Agreement and the Support Agreements.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, AMX is not currently undertaking or engaging in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of AMX's securities by AMX, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving AMX or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of AMX or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of AMX.

        Except as set forth herein or in the portions of the Offer to Purchase incorporated herein by reference, there are no transactions, resolutions of the board of directors of AMX, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION.

        The information set forth in the Offer to Purchase and the related Letter of Transmittal, filed as exhibits (a)(1) and (a)(2) herewith, is incorporated herein by reference.

        The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to AMX's board of directors other than at a meeting of the AMX's shareholders.

        Recent Developments Relating to AMX.  On February 16, 2005, a complaint was filed against AMX, Robert Carroll, and the other AMX directors in the 380th Judicial District Court, Collin County, Texas. The complaint purports to be brought as a class action on behalf of AMX's shareholders. The complaint alleges that AMX, Robert Carroll and the other AMX directors breached their fiduciary duties by approving the terms of the proposed Merger. The complaint seeks an order preventing AMX from proceeding with the Merger, along with other injunctive and monetary relief in an unspecified amount. AMX believes the complaint is without merit and intends to vigorously contest the action.

ITEM 9.    EXHIBITS.

(a)(1)	Offer to Purchase, dated February 24, 2005 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(3)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(4)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(5)
Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(6)
Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(7)	Text of the joint press release issued by DII and AMX, dated February 15, 2005 (incorporated herein by reference to the Schedule 14D-9 of the Company filed with the SEC on February 15, 2005).
(a)(8)	Letter to shareholders from Robert J. Carroll, dated February 24, 2005.**
(a)(9)
Form of Summary Advertisement Published in the Wall Street Journal on February 24, 2005 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(10)	Opinion of Seven Hills Partners, LLC, dated February 15, 2005 (included as Annex B hereto).**
(e)(1)
Agreement and Plan of Merger, dated February 15, 2005, among Parent, Purchaser and AMX (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(e)(2)
Support/Tender Agreement, dated February 15, 2005, by and between Parent and Scott D. Miller (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(e)(3)
Support/Tender Agreement, dated February 15, 2005, by and between Parent and Peter D. York (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(e)(4)
Support/Tender Agreement, dated February 15, 2005, by and between Parent and certain shareholders of AMX (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(e)(5)
Confidentiality Agreement, dated as of November 23, 2004, by and between AMX and DII (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(e)(6)	The Information Statement of the Company, dated February 24, 2005 (included as Annex A hereto).**

(e)(7)
AMX Corporation 1993 Stock Option Plan, accompanied by forms of Incentive Stock Option and Non-qualified Stock Option Agreements (Incorporated by reference from Exhibit 10.1 to the Registrant's Form S-1 filed September 13, 1995, as amended, File no. 33-96886).
(e)(8)
1996 Employee Stock Purchase Plan, accompanied by forms of Enrollment/Change Form, Section 16b Participation Form and Stock Purchase Agreement (Incorporated by reference from Exhibit 10.4 to the Registrant's Form S-1 filed September 13, 1995, as amended, File no. 33-96886).
(e)(9)
First Amendment to AMX Corporation 1996 Employee Stock Purchase Plan (Incorporated by reference from Exhibit 10.5 to the Registrant's Form 10-Q for the period ended September 30, 2001, File no. 0-26924).
(e)(10)
Second Amendment to AMX Corporation 1996 Employee Stock Purchase Plan (Incorporated by reference from Exhibit 10.6 to the Registrant's Form 10-Q for the period ended September 30, 2001, File no. 0-26924).
(e)(11)	Third Amendment to AMX Corporation 1996 Employee Stock Purchase Plan.*
(e)(12)	AMX Corporation 1999 Equity Incentive Plan (Incorporated by reference from Exhibit 10.25 to the Registrant's Form 10-K for the fiscal year ending March 31, 1999, File no. 0-26924).
(e)(13)
Employment Agreement dated February 17, 2003 between the Registrant and Scott Norder (Incorporated by reference from Exhibit 10.28 to the Registrant's Form 10-K for the fiscal year ended March 31, 2003, File No. 0-26924).
(e)(14)
Employment Agreement dated June 1, 2003 between the Registrant and Patrick Gallagher (Incorporated by reference from Exhibit 10.1 to the Registrant's Form 10-Q for the period ended June 30, 2003, File No. 0-26924).
(e)(15)
Employment Agreement dated June 1, 2003 between the Registrant and Michael Olinger (Incorporated by reference from Exhibit 10.1 to the Registrant's Form 10-Q for the period ended June 30, 2003, File No. 0-26924).
(e)(16)	Employment Agreement dated August 23, 2004 between the Registrant and Carl Evans.*
(e)(17)	Employment Agreement dated August 23, 2004 between the Registrant and Peter Nohren.*
(e)(18)	Employment Agreement dated August 23, 2004 between the Registrant and Steve Byars.*
(e)(19)
Employment Agreement dated January 5, 2005 between the Registrant and Robert J. Carroll (Incorporated by reference from Exhibit 99.1 to the Registrant's Form 8-K filed January 10, 2005, File no. 0-26924).
(e)(20)	Employment Agreement dated January 25, 2005 between the Registrant and Chris Apple (Incorporated by reference from Exhibit 99.1 to the Registrant's Form 8-K filed January 28, 2005, File No. 0-26924).
(g)	None.

*
Filed with this Schedule 14D-9.
**
Filed with this Schedule 14D-9 and included in the distributions to the Company shareholders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMX CORPORATION
By:	/s/ ROBERT J. CARROLL
Name:	Robert J. Carroll
Title:	President and Chief Executive Officer
Date:	February 24, 2004

ANNEX A

AMX Corporation
3000 Research Drive
Richardson, TX 75082

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
OF 1934 AND RULE 14F-1 THEREUNDER

        This Information Statement is being mailed on or about February 24, 2005 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of AMX Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Amherst Acquisition Co. ("Purchaser"), a Texas corporation and a wholly-owned subsidiary of Thrall Omni Company, Inc., a Delaware corporation ("Parent"), to a majority of seats on the Board of Directors of the Company (the "Board of Directors" or the "Board"). On February 15, 2005, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Purchaser and Parent, pursuant to which Purchaser is required to commence a tender offer to purchase all issued and outstanding shares (the "Shares") of common stock, par value $0.01 per share, of the Company (the "Common Stock") at a price per Share of $22.50 (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated February 24, 2005, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed concurrently with this Information Statement to the shareholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "SEC") on February 24, 2005. Following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company (the "Merger"), and the Company will be the surviving corporation in the Merger. In the Merger, each outstanding Share (other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or Purchaser or any of their respective subsidiaries and (iii) shareholders who are entitled to and have properly exercised their dissenters' rights under the Texas Business Corporation Act, as amended (the "TBCA")) will be converted into the right to receive the Offer Price, or any higher price per Share paid in the Offer, without interest.

        Concurrently with the execution of the Merger Agreement, Parent entered into Support/Tender Agreements (the "Support Agreements") with each of Scott Miller, Peter York and certain directors and executive officers of the Company (each a "Shareholder" and together, the "Shareholders"), dated as of February 15, 2005. Each of the Support Agreements with the Shareholders are substantially similar. Pursuant to the Support Agreements, the Shareholders have agreed, subject to certain conditions, to tender all of their Shares to Parent in the Offer (except that 60,000 Shares held by Robert Carroll will be exchanged in the Merger) and have agreed to vote all of their Shares in favor of the Merger.

        The Offer, the Merger, the Merger Agreement, and the Support Agreements are more fully described in the Schedule 14D-9 to which this Information Statement constitutes Annex A, which was filed by the Company with the SEC on February 24, 2005 and which is being mailed to shareholders of the Company along with this Information Statement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, Purchaser or Purchaser Designees (as defined below) has been provided by Parent and Purchaser. You are urged to read this Information

Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

        Pursuant to the Merger Agreement, Purchaser commenced the Offer on February 24. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, March 23, 2005, unless Purchaser extends it.

GENERAL

        The Common Stock is the only class of equity securities of the Company outstanding that is currently entitled to vote at a meeting of the shareholders of the Company. As of the close of business on February 23, 2005, there were 12,270,987 Shares of Common Stock outstanding, of which Parent and Purchaser owned no Shares.

RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

        Promptly upon the acceptance of, and payment for, any shares of the Common Stock by Parent or Purchaser pursuant to and in accordance with the terms of the Offer and the Merger Agreement (the "Appointment Time") and for so long thereafter as Parent and/or Purchaser own in aggregate more than 50% of the Shares of the Common Stock, and subject to the Merger Agreement, Purchaser shall be entitled to designate up to such number of directors, rounded to the nearest whole number constituting at least a majority of the directors, on the Board as will give Purchaser representation on the Board equal to the product of the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and the percentage that such number of shares of the Common Stock so purchased bears to the total number of outstanding shares of the Common Stock, and the Company will use all reasonable efforts to, upon Purchaser's request, promptly, at Purchaser's election, either increase the size of the Board or secure the resignation of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board and to cause Purchaser's designees to be so elected. At such times, subject to the Merger Agreement, the Company will cause individuals designated by Purchaser to constitute a majority of each committee of the Board, other than any committee of the Board established to take action under the Merger Agreement which committee shall be composed only of independent directors for purposes of the continued listing requirements of The Nasdaq Stock Market, Inc. ("Nasdaq") (such directors, the "Independent Directors"). The provisions set forth in this paragraph are in addition to and not in limitation of any rights which Purchaser, Parent or any of their affiliates may otherwise have, subject to the terms of such provision, as a holder or beneficial owner of shares of the Common Stock.

        In the event that Purchaser's designees are elected or designated to the Board, then, until the time of the Merger (the "Effective Time"), the Company shall cause the Board to have at least two directors who are directors on the date of this Agreement, including at least two directors who are (i) selected by such current directors and (ii) the Independent Directors; provided, however, that, if any Independent Director is unable to serve due to death or disability or any other reason, the remaining Independent Directors shall be entitled to elect or designate another individual (or individuals) who serve(s) as a director (or directors) on the date of the Merger Agreement (provided that no such individual is an employee of the Company or its subsidiaries) to fill the vacancy, and such director (or directors) shall be deemed to be an Independent Director (or Independent Directors) for purposes of the Merger Agreement. If no Independent Director then remains, the other directors shall designate two individuals who are directors as of February 15, 2005, provided that such individuals shall not be employees, officers or affiliates of the Company, Parent or Purchaser (or, in the event there shall be less than two directors available to fill the vacancies as a result of such individuals' deaths, disabilities or refusals to serve, such smaller number of individuals who are directors as of February 15, 2005) to fill the vacancies and such directors shall be deemed Independent Directors for purposes of the Merger Agreement. Following the Appointment Time and prior to the Effective Time, Parent and Purchaser shall cause any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Purchaser or Parent or waiver of any of the Company's rights under the Merger Agreement, not to be effected without the affirmative vote of a majority of the Independent Directors; provided, however, that if there shall be no Independent Directors then in office, such actions may be authorized by a majority vote of the Board in accordance with the terms and conditions of the Merger Agreement.

        Purchaser will select its designees from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of Purchaser's designees currently is a director of, or holds any positions with, the Company. The Purchaser has advised the Company that, to the best of Purchaser's knowledge, except as set forth below, none of its designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Purchaser and the Company that have been described in the Schedule TO or the Schedule 14D-9.

        The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser's designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Parent. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each person listed below is 845 Larch Avenue, Elmhurst, Illinois 60126.

Name and Address	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Craig J. Duchossois	60	Chairman and President of Thrall Omni. Mr. Duchossois is also the Chief Executive Officer and a director of Duchossois Industries, Inc. Mr. Duchossois is a director of The Chamberlain Group, Inc., Churchill Downs Incorporated, LaSalle National Bank and Trinity Industries, Inc.
Richard L. Duchossois	83
		Vice Chairman of Thrall Omni. Mr. Duchossois also is Chairman of Duchossois Industries, Inc. Mr. Duchossois is a director of The Chamberlain Group, Inc., Churchill Downs Incorporated and Kentucky Speedway, LLC, and is Chairman of Arlington Park Racecourse, LLC.
Robert L. Fealy	53
		Director and Vice President of Thrall Omni. Mr. Fealy is also the Chief Financial Officer and a director of Duchossois Industries, Inc. Mr. Fealy is a director of The Chamberlain Group, Inc., Churchill Downs Incorporated, Pella Corporation, Brivo Systems, Aura Communications and Illinois Venture Capital Association.
Michael E. Flannery	35
		Director of Thrall Omni. Mr. Flannery has been a consultant to Trinity Industries, Inc. since November 2004; Chief Executive Officer, Trinity Rail Group, LLC, October 2001 to October 2004; Chief Administrative Officer, Duchossois Industries, Inc., June 1995 to October 2001. Mr. Flannery's business address is 2525 Stemmons Freeway, Dallas, Texas 75207. Mr. Flannery is also a director of Duchossois Industries, Inc. and The Chamberlain Group, Inc.

David L. Filkin	41	Secretary of Thrall Omni. Mr. Filkin is also a Vice President and General Counsel of Duchossois Industries, Inc. Mr. Filkin is a director of Interlink Networks and SmartSignal Corporation.
Colleen M. O'Connor	49	Vice President and Treasurer of Thrall Omni. Ms. O'Connor is also a Vice President and Treasurer of Duchossois Industries, Inc.
Mary Wong	49	Assistant Treasurer and Assistant Secretary of Thrall Omni. Ms. Wong is also the Vice President of Tax of Duchossois Industries, Inc.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        Under rules issued by the SEC, a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security or has the right to obtain such voting power and/or investment power within 60 days. Shares subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days are deemed outstanding, while these shares are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise noted, each beneficial owner identified in the tables below has sole voting power and investment power with respect to the shares beneficially owned by such person.

Security Ownership of Certain Beneficial Owners

        The following table sets forth information, as of February 14, 2005, with respect to each person who is known by the management of the Company to be the beneficial owner of more than 5% of the Common Stock:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Scott D. Miller 11515 Hillcrest Road Dallas, Texas 75230	792,700	6.5
Peter D. York 4414 Wildwood Road Dallas, Texas 75209	882,207	7.5

Security Ownership of Management

        The following table sets forth certain information, as of February 14, 2005, with respect to the Common Stock (which includes Shares issuable upon the exercise of outstanding options the vesting of which will accelerate at the Appointment Time) beneficially owned by each director of the Company, each of the named executive officers and all directors and executive officers as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Directors
Robert J. Carroll(1)	567,742	4.5
Lawrence N. Goldstein(2)	64,840	*
Thomas L. Harrison(3)	60,540	*
David R. Richard(4)	43,840	*
Richard L. Smith(5)	88,565	*
John E. Wilson(6)	60,140	*
Non-Director Executive Officers
C. Chris Apple(7)	152,926	1.2
Carl D. Evans(8)	123,852	1.0
Peter C. Nohren(9)	99,770	*
Scott D. Norder(10)	102,100	*
Rashid M. Skaf(11)	134,600	1.1
All directors and executive officers as a group (consisting of 14 persons)(12)	1,789,793	13.2

*
Less than one percent

(1)
Includes 315,000 shares of Common Stock issuable upon exercise of outstanding options, which are presently exercisable or are exercisable within 60 days after February 14, 2005, and 120,000 shares of Common Stock issuable upon the exercise of outstanding options the vesting of which will accelerate at the Appointment Time.

(2)
Includes 57,340 shares of Common Stock issuable upon exercise of outstanding options, which are presently exercisable or are exercisable within 60 days after February 14, 2005.

(3)
Represents 60,540 shares of Common Stock issuable upon exercise of outstanding options, which are presently exercisable or are exercisable within 60 days after February 14, 2005.

(4)
Includes 41,340 shares of Common Stock issuable upon exercise of outstanding options, which are presently exercisable or are exercisable within 60 days after February 14, 2005.

(5)
Represents 88,565 shares of Common Stock issuable upon exercise of outstanding options, which are presently exercisable or are exercisable within 60 days after February 14, 2005.

(6)
Includes 57,340 shares of Common Stock issuable upon exercise of outstanding options, which are presently exercisable or are exercisable within 60 days after February 14, 2005.

(7)
Includes 66,667 shares of Common Stock issuable upon exercise of outstanding options, which are presently exercisable or are exercisable within 60 days after February 14, 2005, and 13,333 shares of Common Stock issuable upon the exercise of outstanding options the vesting of which will accelerate at the Appointment Time.

(8)
Includes 58,334 shares of Common Stock issuable upon exercise of outstanding options, which are presently exercisable or are exercisable within 60 days after February 14, 2005, and 16,666 shares of Common Stock issuable upon the exercise of outstanding options the vesting of which will accelerate at the Appointment Time.

(9)
Includes 55,000 shares of Common Stock issuable upon exercise of outstanding options, which are presently exercisable or are exercisable within 60 days after February 14, 2005, and 10,000 shares of Common Stock issuable upon the exercise of outstanding options the vesting of which will accelerate at the Appointment Time.

(10)
Includes 50,000 shares of Common Stock issuable upon exercise of outstanding options, which are presently exercisable or are exercisable within 60 days after February 14, 2005, and 20,000 shares of Common Stock issuable upon the exercise of outstanding options the vesting of which will accelerate at the Appointment Time.

(11)
Includes 66,667 shares of Common Stock issuable upon exercise of outstanding options, which are presently exercisable or are exercisable within 60 days after February 14, 2005, and 13,333 shares of Common Stock issuable upon the exercise of outstanding options the vesting of which will accelerate at the Appointment Time.

(12)
Includes an aggregate of 1,298,108 shares of Common Stock issuable upon exercise of outstanding options granted to the executive officers and directors of the Company that are presently exercisable or are exercisable within 60 days after February 14, 2005, and an aggregate of 234,997 shares of Common Stock issuable upon the exercise of outstanding options the vesting of which will accelerate at the Appointment Time.

DIRECTORS OF THE REGISTRANT

        The Board is currently composed of six persons. The Company's By-Laws provide that the directors are elected at the annual meeting of shareholders and hold office until their respective successors are elected and qualified or until their earlier resignation or removal. The By-Laws also generally provide that any vacancy on the Board may be filled by the affirmative vote of a majority of the directors then in office. The following table sets forth certain information with respect to each director. Except as otherwise indicated, each such person has held his present principal occupation for the past five years and references to executive offices held are with the Company:

Name	Age(1)	Principal Occupation and Business Experience	Director Since
Robert J. Carroll	57	Chairman of the Board, Chief Executive Officer and President	2001
Lawrence N. Goldstein(3)(4)	41	President, Seed Capital Partners	2002
Thomas L. Harrison(2)(3)	53	President and Managing Principal, Hoak Capital Corporation	2001
David R. Richard(2)(4)	63	Chairman of the Board, SCG Consulting	2002
Richard L. Smith(2)(3)	55	President, Four Cardinal Corporation	2001
John E. Wilson(2)(4)	64	Independent Consultant	2001

(1)
Age as of February 14, 2005.

(2)
Member of the Compensation Committee.

(3)
Member of the Audit Committee.

(4)
Member of the Nominating and Corporate Governance Committee.

        Set forth below is certain information with respect to each of the directors:

        Robert J. Carroll has served as a director of the Company since January 2001. Mr. Carroll was appointed Chairman, President and Chief Executive Officer of the Company in November 2001. Prior to his appointment as Chairman, President and Chief Executive Officer, Mr. Carroll served as a consultant to the Company commencing in March 2001. Mr. Carroll served as Chairman and CEO of BEI Holding Corporation from August 1998 to March 2001. From April 1994 through October 2001, Mr. Carroll was a Principal in Roscommon Limited, a technology investment and consulting practice providing specialized support in turnarounds, acquisitions, and divestitures. Mr. Carroll has over twenty-five years operational experience with technology companies engaged in software and hardware manufacturing. Mr. Carroll graduated from American Institute, attended graduate school at American University, and completed MBA graduate courses at the University of Dallas Graduate School of Management.

        Lawrence N. Goldstein has served as a director of the Company since April 2002. Since 1994, Mr. Goldstein has been the President and General Partner of Seed Capital Partners, an early-stage venture fund focused primarily on technology opportunities. Prior to his involvement with Seed Capital Partners, Mr. Goldstein spent four years in investment banking with a regional firm with a focus on software and communications opportunities. Mr. Goldstein serves on the Board of Directors of several private technology companies. Mr. Goldstein received an MBA from the University of Texas and a BS degree in Mechanical Engineering from the University of Florida.

        Thomas L. Harrison has served as a director of the Company since November 2001. From 1995 to the present, Mr. Harrison has been President and Managing Principal of Hoak Capital Corporation, a

private equity firm engaged in management buyouts, industry consolidations and other private equity investment opportunities. Prior to joining Hoak Capital Corporation, Mr. Harrison spent 11 years in leveraged buyout transactions with the private investment firms of Haas, Wheat and Harrison, Haas & Partners and Hicks & Haas. Mr. Harrison also spent three years as the Vice President of Finance of a private holding company involved in insurance management and real estate and five years with the accounting firm of Deloitte & Touche. Mr. Harrison received BA degrees in Accounting and Management from the University of North Texas.

        David R. Richard has served as a director since August 2002. Since January 2000, Mr. Richard has served as the Chairman of the Board of Directors of SCG Consulting, a privately held service business located in Austin, Texas. From May 1997 through November 1999, Mr. Richard was Chief Executive Officer, President and a member of the Board of Directors of Norstan Corporation, a leading North American distributor of communications equipment. Prior to May 1997, Mr. Richard was employed in various executive positions at IBM, including as General Manager of Global Services for North America from December 1995 until April 1997. Mr. Richard received a BA degree from Duquesne University and participated in the Stanford Executive Fellow Program.

        Richard L. Smith has served as a director of the Company since February 2001. Mr. Smith has been President of Four Cardinal Corporation since 2001. From 1998 to 2001, Mr. Smith was a partner in acquiring diversified private companies. These operations include companies in the transportation, metal fabrication, apparel, and power industries. Prior to this period Mr. Smith served in companies as chief financial and/or development officer including: Long John Silvers, a restaurant chain; Panda Energy, an international developer of co-generation power plants; The Rosewood Corporation, an energy and real estate holding company for the Caroline Hunt Trust; Harbert Corporation, a private construction, energy, and real estate firm; SunLife America, an insurance company; and Integon Corporation, a life and casualty insurance company. Mr. Smith also served as director of strategic planning and mergers and acquisitions for Ashland Inc., a diversified energy company. Mr. Smith holds an MBA and a BS degree in Finance from Murray State University.

        John E. Wilson has served as a director of the Company since November 2001. From November 2001 to May 2002, Mr. Wilson provided consulting services to the Company as an independent consultant. From July 2000 through November 2001, Mr. Wilson provided consulting services to various companies as an independent consultant. From January 1997 to July 2000, Mr. Wilson served as the President and Chief Operating Officer of Amtech Systems Corporation, a leading provider of wireless data technologies for intelligent transportation systems. From March 1995 to January 1997, Mr. Wilson served as Senior Vice President of Worldwide Marketing and Sales at Amtech Systems Corporation. Prior to March 1995, Mr. Wilson served as Vice President of Sales and Marketing for Harris Adacom Network Services, Inc. He also spent 30 years at IBM Corporation, where he held various executive positions in sales and marketing. Mr. Wilson also serves on the Board of Directors of Symon Corporation and has previously served on the Boards of several private and joint venture technology companies. Mr. Wilson earned his BS degree in Mathematics from Mississippi State University.

CORPORATE GOVERNANCE

Board of Directors

Board Meetings and Membership

        The Board of Directors of the Company held a total of four meetings, and also acted six times by unanimous written consent, during the fiscal year ended March 31, 2004. During the fiscal year ended March 31, 2004, each director attended at least 75% of the meetings of the Board of Directors held during the period for which he was a director. With the exception of Robert J. Carroll, the Company's Chairman of the Board, President and Chief Executive Officer, each member of the Board of Directors is independent as defined in the Marketplace Rules of the Nasdaq Stock Market and the applicable rules of the SEC.

Communications with the Board

        Shareholders and other interested parties may communicate with the Board of Directors by writing to the Board at AMX Corporation Board of Directors, 3000 Research Drive, Richardson, Texas 75082. Our legal counsel will review inquiries and if such inquiries are relevant to and consistent with our operations, policies, and philosophies, the inquiry will be forwarded to the Lead Director, who currently is Tom Harrison, who will present it to the full Board of Directors for consideration. The Board of Directors will then determine whether or not a response is appropriate, and may or may not direct the Company to assist with the development of the response. All responses to shareholder inquiries are reviewed and approved by the full Board of Directors prior to transmittal.

Board Attendance at Annual Shareholders' Meetings

        The Company encourages, but does not require, that each member of the Board of Directors attend the annual shareholders' meeting. Each of the Company's then six directors attended the 2004 Annual Shareholders' Meeting on August 19, 2004.

Audit Committee of the Board of Directors

Audit Committee Meetings and Membership

        The Audit Committee of the Board of Directors of the Company held a total of four meetings, and also acted twice by unanimous written consent, during the fiscal year ended March 31, 2004. This Committee recommends engagement of the Company's independent accountants and reviews with management and the independent auditors the Company's financial statements, basic accounting and financial policies and practices, audit scope and competency of control personnel. Messrs. Harrison, Smith and Goldstein are the current members of the Audit Committee.

Audit Committee Financial Expert and Independence

        The Board of Directors of AMX Corporation has determined that Messrs. Harrison and Smith are both considered an "Audit Committee Financial Expert" as that term is defined in Item 401(h) of Regulation S-K promulgated by the SEC. Each member of the Audit Committee is an independent director, as defined in the Marketplace Rules of the Nasdaq Stock Market and the applicable rules of the SEC.

Audit Committee Charter

        The Audit Committee is governed by a written charter adopted by the Board of Directors. A copy of the current Audit Committee charter is attached to this Information Statement as Appendix A, and is available on the Company's website at www.amx.com in the Investor Relations section under Corporate Governance.

Compensation Committee of the Board of Directors

Compensation Committee Meetings, Membership and Independence

        The Compensation Committee met six times during the fiscal year ended March 31, 2004, and also acted one time by unanimous written consent. This Committee reviews and recommends to the Board of Directors the compensation of executive officers of the Company and administers and makes awards and takes all other action as is provided under the employee benefit plans of the Company, including, but not limited to, the 1995 Stock Option Plan, the 1999 Equity Incentive Plan and the 1996 Employee Stock Purchase Plan, excluding, however, the 1995 Director Stock Option Plan. Messrs. Harrison, Smith, Richard and Wilson are the current members of the Compensation Committee. Each member of the Compensation Committee is independent as defined in the Marketplace Rules of the Nasdaq Stock Market and the applicable rules of the SEC. The Chairman of the Compensation Committee is also currently serving as Lead Director of the Board of Directors.

Compensation Committee Interlocks and Insider Participation

        During the last fiscal year, no officer or employee of the Company or any of its subsidiaries served as a member of the Compensation Committee. No executive officer of the Company served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

Nominating and Corporate Governance Committee of the Board of Directors

Nominating and Corporate Governance Committee Meetings and Membership

        The Nominating and Corporate Governance Committee held a total of four meetings during the fiscal year ended March 31, 2004. The Nominating and Corporate Governance Committee is responsible for developing a policy on the size and composition of the Board of Directors, reviewing possible candidates for membership on the Board of Directors, and recommending a slate of nominees. The Nominating and Corporate Governance Committee also monitors corporate governance issues and the Company's compliance therewith. Messrs. Goldstein, Richard and Wilson are the current members of the Nominating and Corporate Governance Committee.

Nominating and Corporate Governance Committee Independence

        Each member of the Nominating and Corporate Governance Committee is an independent director, as defined in the Marketplace Rules of the Nasdaq Stock Market and the applicable rules of the SEC.

Nominating and Corporate Governance Committee Charter

        The Nominating and Corporate Governance Committee is governed by a written charter adopted by the Board of Directors. A copy of the current Nominating and Corporate Governance Committee charter is available on the Company's website at www.amx.com in the Investor Relations section under Corporate Governance.

Director Nomination Process

        The Nominating and Corporate Governance Committee regularly reviews the composition of the board and whether the addition of directors with particular experiences, skills, or other characteristics would make the Board more effective. The Nominating and Corporate Governance Committee has not established any specific minimum qualifications for director candidates. However, in evaluating potential candidates for service on the Company's Board of Directors, the Committee will consider the candidate's education; range and depth of business experience; potential contributions to the mix of the incumbent directors; the existence, or lack thereof, of conflicts created by the candidate's current board memberships or other comparable commitments; the candidate's ability to satisfy the need for any required expertise on the Board or one of its committees; and such other factors as the Committee may, in its discretion, deem important to successfully serve as a director of the Company.

        The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. If a shareholder wishes to recommend a nominee for service on our Board of Directors, the shareholder should send a written recommendation to the Company Secretary, AMX Corporation, 3000 Research Drive, Richardson, Texas, 75082. The Committee screens all potential candidates in the same manner regardless of the source of the recommendation.

Board Compensation

        Upon election to the Board, each new director receives options to acquire 10,000 Shares. Each of the Company's directors receives the following annual compensation for serving on the Board: (i) $12,000, (ii) $12,000 Black-Scholes value of options to acquire Shares, and (iii) options to acquire 10,000 Shares. In addition, each director receives $1,000 for attending each meeting of the Board. The Chairman of the Audit Committee and Lead Director receive the following additional annual compensation: (i) $5,000, and (ii) $5,000 Black-Scholes value of options to acquire Shares. The Chairman of the Compensation Committee receives the following additional annual compensation: (i) $1,500, and (ii) $1,500 Black-Scholes value of options to acquire Shares. The Chairman of the Nominating and Corporate Governance Committee receives the following additional annual compensation: (i) $1,500, or (ii) $1,500 Black-Scholes value of options to acquire Shares. Each member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee receives $1,000 for attending meetings of such Committees.

Codes of Conduct

        The Company has adopted a Code of Conduct for employees, directors and officers of the Company, as well as a separate and supplemental Code of Conduct for employees of the finance department. A copy of each of these Codes of Conduct is available on the Company's website at www.amx.com in the Investor Relations section under Corporate Governance.

EXECUTIVE OFFICERS OF THE REGISTRANT

        The following table sets forth certain information with regard to the executive officers of the Company (other than Robert J. Carroll, who also serves as a director of the Company and whose information is set forth above).

Name	Age(1)	Office or Business Experience
C. Chris Apple	41	Vice President, Chief Financial Officer and Secretary
Steve H. Byars	50	Vice President, Administration
Carl D. Evans	55	Vice President, Operations
Patrick W. Gallagher	54	Vice President, U.S. Sales
Peter C. Nohren	43	Vice President, Engineering
Scott D. Norder	39	Vice President, Business Development
Michael L. Olinger	57	Vice President, International Sales
Rashid M. Skaf	34	Executive Vice President, Worldwide Sales and Marketing

(1)
Age as of February 14, 2005

There is no family relationship between any director or executive officer of the Company.

        Set forth below is certain information with respect to each of the executive officers:

        C. Chris Apple has served as Vice President, Chief Financial Officer and Secretary since June 2003. Mr. Apple served as Interim Vice President and Chief Financial Officer from February 2003 to June 2003. From December 2001 to June 2003, Mr. Apple served as Vice President, Corporate Development. From May 2001 to November 2001, Mr. Apple served as Vice President and Chief Financial Officer of Ellipsus Systems. From February 1999 to March 2001, Mr. Apple served as Vice President and Chief Financial Officer of BEI Holding Corporation. From February 1997 to February 1999, Mr. Apple served as Director of Corporate Finance and Special Projects for Alcatel USA (formerly DSC Corporation). He also held prior senior executive positions with AnswerSoft and Sevin Rosen Funds and professional audit positions with Ernst & Young. Mr. Apple holds a BBA degree from Oklahoma State University and is a Certified Public Accountant.

        Steve H. Byars has served as Vice President, Administration of the Company from April 2001 to present. From April 1995 to April 2001, Mr. Byars led the administrative functions for Hollywood Casino Corporation. Previously Mr. Byars served Fidelity Investments from October 1989 to April 1995 as Vice President of Administration. He also has prior senior level experience with a variety of companies, including Trammell Crow Company, Amdahl Computer Corporation, and Texas Instruments. Mr. Byars holds an MBA and a BA degree from the University of North Texas.

        Carl D. Evans has served as Vice President, Operations of the Company from July 2001 to the present. Prior to joining the Company, Mr. Evans served as Vice President of Operations and Customer Service for Samsung Telecommunications from June 1998 to June 2001. From February 1995 to May 1998, Mr. Evans served as Director of Distribution and Customer Service for Siemens Telecommunications, Americas. Mr. Evans brings over 25 years of high-tech manufacturing and customer service experience to the Company. He has also held senior management positions at companies such as Network Access Corporation, Intellicall and Nortel. Mr. Evans holds a B.S. degree from the University of North Texas.

        Patrick W. Gallagher has served as Vice President, U.S. Sales of the Company from January 2002 to the present. From June 1997 until December 2001, Mr. Gallagher was employed by the Town of Addison, Texas. From December 1994 until January 1997, Mr. Gallagher served as Vice President, Sales and Marketing for Prism Technologies/Axcess Inc. Prior to this period, Mr. Gallagher served as Senior Vice President, Sales and Marketing of Applied Engineering, as Vice President, Sales and Marketing of Computrac, Inc., and held numerous sales and marketing positions with IBM Corporation. Mr. Gallagher holds a BA degree from the University of New Mexico and attended Texas Wesleyan University School of Law, and has completed the Program for Management Development at the Stanford University Graduate School of Business.

        Peter C. Nohren has served as Vice President, Engineering for the Company from January 2002 to the present. From July 2000 to July 2001, Mr. Nohren was Chief Operating Officer of Paratek Microwave, and was responsible for all product lines and distribution channels in the mobile and fixed wireless markets. Prior to this time, Mr. Nohren spent 18 years at Ericsson in various capacities, most recently as Vice President of Optical Networks, Cross Connect and Wireless Broadband Access, where he implemented global product strategies and directed product development efforts. Mr. Nohren holds a BA degree in Electrical Engineering from Berzelius Sweden.

        Scott D. Norder has served as Vice President, Business Development from February 2003 to the present. Mr. Norder served as a consultant from April 2002 to February 2003, including serving in a consulting role to the Company from June 2002 to February 2003. Prior to this, Mr. Norder served as Division President and Vice President of Strategy for Stellent, Inc, a publicly traded, Minnesota-based software developer from July 2000 to April 2002. From April 1995 to July 2000, Mr. Norder held the position of Division President and General Manager for Inso Corporation, a Boston-based software developer. Prior to this period, Mr. Norder held various engineering and management positions at Systems Compatibility Corporation, a Chicago-based hardware and software developer focused on connecting incompatible office automation systems. Mr. Norder holds a BS degree in Electrical and Computer Engineering from the University of Illinois at Urbana-Champaign.

        Michael L. Olinger has served as Vice President, International Sales from May 1994 to May 2001, and from December 2001 to the present. From June 2001 to December 2001, Mr. Olinger served the Company as Vice President, Sales. Prior to joining the Company, Mr. Olinger served as Vice President, International Sales of Telex Communications Inc., a professional audio products company, from 1978 through 1994. Mr. Olinger holds a BA degree from the Central University of Iowa.

        Rashid M. Skaf has served as Executive Vice President, Worldwide Sales and Marketing from September 2003 to the present. Mr. Skaf served as Vice President, Marketing from December 2001 to September 2003. Prior to joining the Company, Mr. Skaf served as Vice President Global Sales and Marketing for Broadband Gateways Inc. from January 2000 to July 2001. Mr. Skaf was Vice President and General Manager of Nortel Networks Broadband Wireless Access from 1998 to 1999, overseeing business development, sales and marketing in North America, global marketing, and product and program management. From 1997 to 1998, Mr. Skaf served as Executive Director of Business Development and Marketing for Broadband Networks, Inc. Prior to this period, Mr. Skaf held technical and management positions within Ericsson Inc. Mr. Skaf holds an MBA from the American Graduate School of International Management, Thunderbird and a BS degree from the University of Tampa.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5. Such officers, directors and 10% shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

        Based solely on its review of the copies of such forms received by it, the Company believes that, during the fiscal year ended March 31, 2004, the Company's officers, directors and 10% shareholders complied with all applicable Section 16(a) filing requirements, except that two Form 4 forms that were due on July 28, 2003 and November 18, 2003 for Scott D. Miller, who was a 10% shareholder at the time of the events triggering the Form 4 filing requirements, were filed on September 10, 2003 and December 5, 2003, respectively.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

        The following table summarizes the compensation of the Company's Chief Executive Officer and each of the four other most highly compensated executive officers for services in all capacities to the Company for the fiscal years ended March 31, 2004, 2003, and 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards
Name and Principal Position	Year	Salary		Bonus	(8) Restricted Stock Awards		Number of Securities Underlying Options	All Other Compensation
Robert J. Carroll Chief Executive Officer, President and Chairman	2004 2003 2002	$375,000 375,000 158,654	(1)	$225,060 220,000 350,000		$144,750 — —	— — 310,000		$813 — 170,000	(7) (9)
C. Chris Apple Vice President and Chief Financial Officer	2004 2003 2002	$175,000 175,000 53,846	(2)	$105,028 66,349 20,416		$38,600 — —	20,000 — 60,000		$1,536 — —	(7)
Carl D. Evans Vice President—Operations	2004 2003 2002	$185,000 182,308 124,520	(3)	$111,029 70,140 61,250		$48,250 — —	25,000 — 50,000		$1,850 — —	(7)
Peter C. Nohren Vice President—Engineering	2004 2003 2002	$175,000 175,000 39,039	(4)	$105,028 66,349 15,313		$28,950 — —	15,000 — 50,000		$1,346 — —	(7)
Scott D. Norder Vice President—Business Development	2004 2003 2002	$180,000 15,231 —	(5)	$108,029 8,531 —	$	— — —	— 70,000 —		$1,800 90,000 —	(7) (10)
Rashid M. Skaf Executive Vice President—Worldwide Sales & Marketing	2004 2003 2002	$197,539 180,000 55,385	(6)	$126,033 68,244 21,000		$38,600 — —	20,000 — 60,000	$	— — —

(1)
Represents the portion of Mr. Carroll's $375,000 annual salary earned for the fiscal year ended March 31, 2002, since his employment with the Company commenced in November 2001.

(2)
Represents a portion of Mr. Apple's $175,000 annual salary earned for the fiscal year ended March 31, 2002, since his employment with the Company commenced in December 2001.

(3)
Represents a portion of Mr. Evans' $175,000 then annual salary earned for the fiscal year ended March 31, 2002, since his employment with the Company commenced in July 2001.

(4)
Represents a portion of Mr. Nohren's $175,000 annual salary earned for the fiscal year ended March 31, 2002, since his employment with the Company commenced in January 2002.

(5)
Represents a portion of Mr. Norder's $180,000 then annual salary earned for the fiscal year ended March 31, 2003, since his employment with the Company commenced in February 2003.

(6)
Represents a portion of Mr. Skaf's $180,000 then annual salary earned for the fiscal year ended March 31, 2002, since his employment with the Company commenced in December 2001.

(7)
Represents matching contributions under the Company's 401(K) plan for the fiscal year ended March 31, 2004.

(8)
During the fiscal year ended March 31, 2004, Mr. Carroll was granted 75,000 shares of restricted stock, Mr. Apple was granted 20,000 shares of restricted stock, Mr. Evans was granted 25,000 shares of restricted stock, Mr. Nohren was granted 15,000 shares of restricted stock, and Mr. Skaf was granted 20,000 shares of restricted stock. Such shares vest as follows: 50% on April 22, 2003, 25% on April 22, 2004, and 25% on April 22, 2005.

(9)
Prior to his employment, Mr. Carroll served as a consultant to the Company from March 2001 through November 2001, and received compensation of $170,000 for those consulting services.

(10)
Prior to his employment, Mr. Norder served as a consultant to the Company from June 2002 through February 2003, and received compensation of $90,000 for those consulting services.

Stock Option Grants

        The following table provides information on stock options granted to the Company's named executive officers during the fiscal year ended March 31, 2004.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year
Name			Per Share Exercise Price	Expiration Date
					5%	10%
C. Chris Apple	20,000	10.3%	$1.93	4/22/13	$24,275	$61,518
Carl D. Evans	25,000	12.8%	$1.93	4/22/13	$30,344	$76,898
Peter C. Nohren	15,000	7.7%	$1.93	4/22/13	$18,207	$46,139
Rashid M. Skaf	20,000	10.3%	$1.93	4/22/13	$24,275	$61,518

(1)
The dollar amounts under these columns represent the realizable value of each grant of options assuming that the market price of the Common Stock appreciates in value from the date of grant at the 5% and 10% assumed annual rates of compounded stock price appreciation mandated by the rules of the SEC. Actual gains, if any, on stock option exercises are dependent on many factors, including the future financial performance of the Company and overall market conditions, and there can be no assurance provided to the named executive officer or any other holder of the Company's securities that the actual stock price will appreciate at the assumed 5% or 10% levels or at any other defined level.

Stock Option Exercises and Fiscal Year-End Option Values

        The following table sets forth each exercise of stock options by the Company's named executive officers during the fiscal year ended March 31, 2004:

AGGREGATED OPTION EXERCISES IN LAST
FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

			Number of Shares Underlying Unexercised Options at March 31, 2004		Value of Unexercised In-the-Money Options at March 31, 2004
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Robert J. Carroll	—	—	215,000	100,000	$1,475,485	$691,000
C. Chris Apple	—	—	40,000	40,000	275,600	288,000
Carl D. Evans	—	—	33,334	41,666	192,004	283,746
Peter C. Nohren	—	—	33,334	31,666	237,005	231,145
Scott D. Norder	—	—	30,000	40,000	217,400	292,400
Rashid M. Skaf	—	—	40,000	40,000	275,600	288,000

EMPLOYMENT AGREEMENTS

        Mr. Carroll and the Company entered into an employment agreement effective December 10, 2004, in order to extend the term and modify certain provisions of the previously existing employment agreement dated February 8, 2002, which was scheduled to expire by its terms on March 31, 2005. Unless earlier terminated in accordance with the terms of the agreement, the agreement will expire on December 31, 2007. Mr. Carroll's base salary set forth in the agreement is $410,000 per year, and he is eligible to earn a bonus each year based on performance criteria established annually by the Board, in its sole discretion, based on information provided to the Board by Mr. Carroll and other members of senior management. Pursuant to the terms of the employment agreement, Mr. Carroll is eligible to earn an annual bonus of up to the amount of his base salary. The Board may terminate Mr. Carroll's employment under the agreement without any cause whatsoever by giving Mr. Carroll 30 days written notice or, at the election of the Board, immediate notice and the payment of an amount equal to the total of his base salary, for the previous thirty days, at the time set forth therein. In addition to any amounts owed to Mr. Carroll pursuant to the preceding sentence, if the Company terminates Mr. Carroll without cause or if Mr. Carroll terminates his employment for Good Reason (as defined in the employment agreement), the Company will pay to Mr. Carroll severance pay in an amount equal to the base salary that would be payable to him over the period commencing on the date of termination and ending 24 months thereafter, (the "Severance Period"), assuming the base salary is the amount of Mr. Carroll's base salary at the time of termination. Such severance pay shall be paid during the Severance Period in equal installments. If Mr. Carroll's employment is terminated by the Company without cause or by Mr. Carroll for good reason due to any purported reduction in the base salary payable to him under the agreement at any time following a Change of Control (as defined in the Employer's 1999 Equity Incentive Plan as amended through January 5, 2005), or is otherwise terminated by Mr. Carroll without good reason or for good reason following the six month anniversary of a Change of Control, the Company shall pay to Mr. Carroll, in addition to any amounts otherwise payable under the agreement, a lump sum stay bonus equal to six months of Mr. Carroll's then current base salary. In addition, Mr. Carroll will receive (i) a prorated bonus payment, if applicable, with respect to the fiscal year in which the termination occurs and (ii) if such termination occurs between the end of a fiscal year and the payment date of any bonus due, such bonus as would otherwise be due within 90 days after the end of such fiscal year. A Change of Control will be deemed to have occurred at the Appointment Time. Mr. Carroll's employment agreement also contains covenant not to compete and non-solicitation provisions.

        Mr. Apple and the Company entered into and executed an employment agreement effective December 3, 2004. Pursuant to the terms of the employment agreement, Mr. Apple will serve as the Company's Vice President and Chief Financial Officer. Unless earlier terminated in accordance with the terms of the agreement, the agreement will expire on January 25, 2008. Mr. Apple's base salary set forth in the agreement is $195,000 per year subject to periodic increases at the sole discretion of the Company's Compensation Committee. Mr. Apple is eligible to receive an annual discretionary bonus to be determined at the sole discretion of the Chief Executive Officer based upon corporate and individual performance, subject to the approval of the Compensation Committee. If the Company terminates Mr. Apple without Cause (as such term is defined in the agreement), then Mr. Apple is entitled to a severance payment in an amount equal to twelve months base salary paid in equal installments over twelve months, to the extent that any of Mr. Apple's stock options would have vested during the twelve month severance period, such portion of such options shall vest and become exercisable upon such termination without Cause and Mr. Apple is eligible for consideration for a pro rated discretionary bonus on the same basis as if he had remained employed for such twelve-month period. Mr. Apple is also entitled to receive severance pay in an amount equal to six months base salary in the event Mr. Apple's employment is terminated due to Incapacity (as such term is defined in the agreement) or death. Mr. Apple's employment agreement also contains covenant not to compete and non-solicitation provisions.

        Mr. Byars and the Company entered into an employment agreement effective August 23, 2004. Pursuant to the terms of the employment agreement, Mr. Byars will serve as the Company's Vice President, Administration. Unless earlier terminated in accordance with the terms of the agreement, the agreement will expire on August 23, 2007. Mr. Byars' base salary set forth in the agreement is $170,000 per year subject to periodic increases at the sole discretion of the Compensation Committee. He is eligible to receive an annual discretionary bonus, to be determined at the sole discretion of the Chief Executive Officer based upon corporate and individual performance, subject to the approval of the Compensation Committee. If the Company terminates Mr. Byars without Cause (as such term is defined in the agreement), then Mr. Byars: (1) is entitled to a severance payment in an amount equal to six months base salary paid in equal installments over six months; (2) is eligible for consideration for a pro rated discretionary bonus on the same basis as if he had remained employed for such six-month period; and (3) any of Mr. Byars' stock option rights that would have vested during the six month severance period shall accelerate and become immediately exercisable upon such termination. Mr. Byars' employment agreement also contains covenant not to compete and non-solicitation provisions.

        Mr. Evans and the Company entered into an employment agreement effective August 23, 2004. Pursuant to the terms of the employment agreement, Mr. Evans will serve as the Company's Vice President, Operations. Unless earlier terminated in accordance with the terms of the agreement, the agreement will expire on August 23, 2007. Mr. Evans' base salary set forth in the agreement is $190,000 per year subject to periodic increases at the sole discretion of the Compensation Committee. He is eligible to receive an annual discretionary bonus, to be determined at the sole discretion of the Chief Executive Officer based upon corporate and individual performance, subject to the approval of the Compensation Committee. If the Company terminates Mr. Evans without Cause (as such term is defined in the agreement), then Mr. Evans: (1) is entitled to a severance payment in an amount equal to six months base salary paid in equal installments over six months; (2) is eligible for consideration for a pro rated discretionary bonus on the same basis as if he had remained employed for such six-month period; and (3) any of Mr. Evans stock option rights that would have vested during the six month severance period shall accelerate and become immediately exercisable upon such termination. Mr. Evans' employment agreement also contains covenant not to compete and non-solicitation provisions.

        Mr. Nohren and the Company entered into an employment agreement effective August 23, 2004. Pursuant to the terms of the employment agreement, Mr. Nohren will serve as the Company's Vice President, Engineering. Unless earlier terminated in accordance with the terms of the agreement, the agreement will expire on August 23, 2007. Mr. Nohren' base salary set forth in the agreement is $190,000 per year subject to periodic increases at the sole discretion of the Compensation Committee. He is eligible to receive an annual discretionary bonus, to be determined at the sole discretion of the Chief Executive Officer based upon corporate and individual performance, subject to the approval of the Compensation Committee. If the Company terminates Mr. Nohren without Cause (as such term is defined in the agreement), then Mr. Nohren: (1) is entitled to a severance payment in an amount equal to six months base salary paid in equal installments over six months; (2) is eligible for consideration for a pro rated discretionary bonus on the same basis as if he had remained employed for such six-month period; and (3) any of Mr. Nohren stock option rights that would have vested during the six month severance period shall accelerate and become immediately exercisable upon such termination. Mr. Nohren' employment agreement also contains covenant not to compete and non-solicitation provisions.

        Mr. Norder and the Company entered into an employment agreement in February 2003. The term of Mr. Norder's employment agreement commenced on February 20, 2003 and continues through February 20, 2006, unless earlier terminated as provided for therein. Mr. Norder's base salary set forth in the agreement is $180,000 per year subject to periodic increases at the sole discretion of the Compensation Committee. He is eligible to receive an annual discretionary bonus, to be determined at the sole discretion of the Chief Executive Officer based upon corporate and individual performance, subject to the approval of the Compensation Committee. If the Company terminates Mr. Norder without cause, then Mr. Norder is entitled to a severance payment in an amount equal to six months base salary paid in equal installments over six months and is eligible for consideration for a pro rated discretionary bonus on the same basis as if he had remained employed for such six-month period. Mr. Norder's employment agreement also contains covenant not to compete and non-solicitation provisions.

Certain Relationships and Related Transactions

        A close relative of an executive officer of the Company owns one of the Company's international distributors, located in Lebanon. During fiscal 2004, the Company recorded revenue of approximately $1.2 million from this distributor, and had an accounts receivable balance from this distributor of approximately $0.5 million as of March 31, 2004, a portion of which was secured by a letter of credit. The terms and conditions extended to this distributor are comparable to the terms and conditions extended to other similar international distributors.

Report of the Compensation Committee

        The information contained in the Report on Executive Compensation of the Compensation Committee shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act except to the extent that the Company specifically incorporates it by reference into such filing.

        The Compensation Committee of the Board of Directors (the "Committee"), which is composed entirely of independent directors, is responsible for the establishment and administration of the compensation programs for the Company's executive officers, including the Chief Executive Officer. In fulfilling these responsibilities, the Committee establishes and administers the compensation for the Company's executives, including approving adjustments to base salary, establishing targets for the payment of annual bonuses, evaluating the performance of the executives in meeting such targets and granting long-term incentive compensation.

Compensation Philosophy.

        Our compensation philosophy is based on the premise that executives should receive competitive compensation determined by reference to both the Company's performance and the individual's contribution to that performance. The elements of the executive compensation program described below are implemented and periodically reviewed and adjusted by the Committee.

        The goals of the Committee in establishing the Company's executive compensation program are as follows:

(1)
To fairly compensate the executive officers of the Company for their contributions to the Company's short-term and long-term performance. The elements of the Company's compensation program are (i) base salaries, (ii) annual cash bonuses and (iii) equity incentives.

(2)
To allow the Company to attract, motivate and retain the management personnel necessary to the Company's success by providing an executive compensation program comparable to that offered by similar companies.

(3)
To provide an executive compensation program with incentive compensation that is linked to the general financial and other corporate performance of the Company, including such items as revenues and income from operations.

Base Salaries.

        The Committee has reviewed the base salaries for all executive officers of the Company in light of corporate performance, individual performance, experience and a comparison with salary ranges reflecting similar positions, duties and levels of responsibility of other companies in similar industries and with comparable revenues and has found them to be reasonable. Each executive officer's base salary is reviewed annually by the Committee and is subject to adjustment on the basis of individual and corporate performance. The Committee does not assign specific relative weights to the factors it considers, but exercises its discretion and makes a judgment after considering all factors it deems relevant.

Annual Bonuses.

        The annual bonuses available to the executive officers are based upon the achievement of specific financial and other corporate performance targets approved by the Committee. The payment of such discretionary bonuses upon achievement of such performance targets is designed to enhance shareholder value.

Equity Incentives.

        Equity incentives, including grants of stock options and restricted stock, are determined based on the Committee's assessment of the ability of such officers to positively impact the Company's future performance and enhance shareholder value as determined by their individual performances. Stock option grants and other equity incentives are not awarded annually but as the individual performance and experience of each executive officer warrants such award. Option awards generally vest in annual installments of up to three years. The vesting provisions of restricted stock awards are determined on an award-by-award basis, but generally vest in three years or less. The amount and vesting of stock options and restricted stock awards are not contingent on achievement of any specific performance targets. All options granted will benefit the executive only to the extent that there is appreciation in the market price of the Common Stock during the option period.

        Equity and cash incentives are not limited to executive officers. Grants of stock options may be made to key employees upon joining the Company in amounts determined by the Committee and are also made to selected employees as performance related awards and as awards for certain promotions. The amounts of such grants are determined based on the individual employee's position with the Company and his or her potential ability to beneficially impact the performance of the Company. By giving employees a stake in the financial performance of the Company, the Committee's goal is to provide incentives to employees of the Company to enhance the financial performance of the Company and, thus, shareholder value.

        On April 22, 2003, the Committee recommended, and the Board of Directors approved, a restricted stock award to certain executive officers of the Company pursuant to the 1999 Equity Incentive Plan. The April 2003 restricted stock award vests as follows: 50% upon grant, 25% on April 22, 2004, and 25% on April 22, 2005. The named executive officers of the Company received restricted shares as follows: Mr. Carroll, 75,000 shares; Mr. Apple, 20,000 shares; Mr. Evans, 25,000 shares; Mr. Nohren, 15,000 shares; and Mr. Skaf, 20,000 shares. A total of 200,000 restricted shares were granted in April 2003 to the executive officer group as a whole. In addition, each of the executive officers, with the exception of Mr. Carroll, received an equal number of stock options at $1.93 per share that vest over a three-year period. Mr. Carroll's April 2003 grant consisted solely of restricted shares.

        On April 1, 2004, the Committee recommended, and the Board of Directors approved, an additional restricted stock award to certain executive officers of the Company pursuant to the 1999 Equity Incentive Plan. The April 2004 restricted stock award vests 100% on April 1, 2007. The named executive officers of the Company received restricted shares as follows: Mr. Carroll, 50,000 shares; Mr. Apple, 20,000 shares; Mr. Evans, 16,500 shares; Mr. Nohren, 16,500 shares; Mr. Norder, 30,000 shares; and Mr. Skaf, 25,000 shares. A total of 199,000 restricted shares were granted in April 2004 to the executive officer group as a whole.

Compensation For the President and Chief Executive Officer.

        Effective November 1, 2001, Mr. Carroll was appointed President and Chief Executive Officer of the Company. Mr. Carroll's annual base salary of $375,000 is governed by the terms of his employment agreement. The Committee approved the principal terms of Mr. Carroll's employment agreement on November 20, 2001, which terms are described under the heading "Employment Agreements" in this Proxy Statement. In approving the terms of Mr. Carroll's compensation, the Committee considered the compensation packages for comparable positions, Mr. Carroll's business background and technology industry knowledge, and the need to hire an executive with Mr. Carroll's strategic, financial, and leadership skills.

        Mr. Carroll's annual bonus is based on the achievement of certain financial and other corporate objectives that are set forth in his employment agreement. Based upon the financial and corporate performance objectives established by the Committee for the fiscal year ended March 31, 2004, Mr. Carroll earned a bonus of approximately $225,000.

COMPENSATION COMMITTEE
THOMAS L. HARRISON, CHAIRMAN DAVID R. RICHARD RICHARD SMITH JOHN E. WILSON

Report of the Audit Committee

        The SEC rules require the Company to include in its proxy statement a report from the Audit Committee of the Board. The following report concerns the Audit Committee's activities regarding oversight of the Company's financial reporting and auditing process. The information contained in the Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act except to the extent that the Company specifically incorporates it by reference into such filing.

To the Board of Directors:

        The Audit Committee is comprised solely of independent directors, as defined in the Marketplace Rules of the Nasdaq Stock Market and the applicable rules of the SEC, and it operates under a written charter adopted by the Board of Directors. The composition of the Audit Committee, the attributes of its members and the responsibilities of the Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees.

        As described more fully in its charter, the purpose of the Audit Committee is to assist the Board of Directors in its general oversight of the Company's financial reporting, internal control and audit functions. The Company's management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. Ernst & Young LLP, the Company's independent audit firm, is responsible for performing an independent audit of the consolidated financial statements in accordance with auditing standards generally accepted in the United States. The functions of the Audit Committee are not intended to duplicate or to certify the activities of management and the independent auditors, and are in no way designed to supersede or alter the traditional responsibilities of the Company's management and the independent auditors. The Audit Committee's role does not provide any special assurances with regard to the Company's financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent auditors.

        The Audit Committee has reviewed and discussed the audited financial statements with management, and has reviewed management's representations that those audited financial statements were prepared in accordance with generally accepted accounting principles in the United States and present fairly the results of operations and financial position of the Company.

        The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees (as amended), SEC rules, and other standards. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, has considered the compatibility of non-audit services with the auditors' independence, and has discussed with the auditors the auditors' independence.

        Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004 for filing with the SEC.

AUDIT COMMITTEE
RICHARD L. SMITH, CHAIRMAN LAWRENCE N. GOLDSTEIN THOMAS L. HARRISON

Performance Graph

        The following graph compares the cumulative total shareholder return on an investment of $100 on March 31, 1999 in (i) the Company's Common Stock, (ii) the Nasdaq Market Index for U.S. Companies (the "Nasdaq Market Index (US)"), and (iii) Electronic Components and Accessories Index of Nasdaq Companies ("Electronic Components and Accessories Index"). The values with each investment are based on share price appreciation and the reinvestment of dividends.

        The information contained in the Performance Graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act except to the extent that the Company specifically incorporates it by reference into such filing.

        The graph above assumes $100 invested on March 31, 1999, and was plotted using the following data:

	AMX Corporation	Nasdaq Market Index (US)	Electronic Components and Accessories
3/31/99	$100.00	$100.00	$100.00
3/31/00	$248.65	$184.14	$297.26
3/30/01	$31.08	$75.79	$118.83
3/28/02	$28.54	$76.74	$124.46
3/31/03	$20.97	$56.28	$58.88
3/31/04	$102.05	$84.00	$104.22

APPENDIX A

AMX CORPORATION
AUDIT COMMITTEE CHARTER

        Pursuant to the bylaws of AMX Corporation (hereinafter referred to as the "Company"), a committee of independent directors known as the Audit Committee (hereinafter referred to as the "Committee") has been established. This Audit Committee Charter was adopted by the Board of Directors on January 25, 2005.

PURPOSE

        The Committee shall assist the Board of Directors (the "Board") in fulfilling its responsibility to oversee management regarding: (i) the conduct of the Company's financial reporting process, including the integrity of the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof; (ii) the functioning of the Company's systems of internal accounting and financial controls; (iii) the qualifications, engagement, compensation, independence and performance of the Company's independent accountants, their conduct of the annual audit, and their engagement for any other services; (iv) the preparation of the audit committee report required by the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement; (v) the Company's legal and regulatory compliance and (vi) the Company's code of ethics as established by management and the Board.

COMPOSITION

        The Committee shall be composed of a minimum of three (3) independent directors, none of whom shall be an officer or employee of the Company, and none of whom shall have a business relationship with the Company which might create a conflict with or create a perception of a conflict with their independence. No member of the Committee may serve on the audit committee of more than three (3) public companies, including the Company, unless the Board has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee. Such determinations shall be disclosed in the annual proxy statement, if required. The Committee shall be comprised of Directors, as appointed by the Board, who shall meet the independence and audit composition requirements promulgated by the SEC and the National Association of Securities Dealers, Inc., as in effect from time to time, and each member shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Each member shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement at the time of his or her appointment to the Committee. The Committee shall also be comprised of at least one member who the Board determines to be an "audit committee financial expert" as such term is defined under applicable SEC rules.

RESPONSIBILITY

        The Committee is a committee of the Board. Its primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the annual financial information to be provided to shareholders and the SEC; (ii) the system of internal controls that management has established and (iii) the internal and external audit process. In addition, the Committee provides an avenue for communication between internal audit (if applicable), the independent accountants, financial management and the Board. The Committee should have a clear understanding with the independent accountants that they must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the independent accountants is to the Committee. The Committee will make regular reports to the Board concerning its activities. The Committee has the right and authority to obtain all relevant information and documentation in order to carry out the responsibilities of the Committee.

        While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with accounting principles generally accepted in the United States. This is the responsibility of management and the independent accountants. Additionally, the Committee recognizes that financial management, including the internal auditor (if applicable), as well as the independent accountants, have more time, knowledge and more detailed information on the Company than do Committee members; consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the independent accountants' work. The independent accountants are ultimately accountable to the Committee, and the Committee has the ultimate power to hire or remove the independent accountants.

AUTHORITY

        Subject to the prior approval of the Board, the Committee is granted the authority to investigate any matter or activity involving financial accounting and financial reporting, as well as the internal controls of the Company. In that regard, the Committee will have the authority to approve the retention of external professionals to render advice and counsel in such matters. All employees will be directed to cooperate with respect thereto as requested by members of the Committee.

APPOINTING MEMBERS

        The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until the earliest of (i) the expiration of their respective term as a director, (ii) their respective resignation as a Committee member or as a director or (iii) their respective removal as a Committee member or as a director. Any member of the Committee may be removed, with or without cause, by the Board at any time. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

CHAIRMAN

        The Board or, in the event of its failure to do so, the members of the Committee by a majority vote, shall appoint a Chairman from the members of the Committee. If the Chairman of the Committee is not present at any meeting of the Committee, an acting Chairman for the meeting shall be chosen by the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairman shall refer the matter to the Board. The Committee shall also appoint a Secretary who need not be a director. All requests for information from the Company or its independent accountants shall be made through the Chairman.

MEETINGS

        The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

  1.
  A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other.

  2.
  Unless otherwise agreed, the Committee shall meet at least quarterly. The Committee shall meet at least quarterly with the internal auditor (if applicable) and the independent accountant in separate executive sessions to provide the opportunity for full and frank discussion without members of management present.

  3.
  Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the independent accountants of the Company at least 72 hours prior to the time of such meeting unless otherwise agreed and such notice shall not be required for regularly scheduled meetings.

APP-2

SPECIFIC DUTIES

        In meeting its responsibilities, the Committee is expected to:

1.
Review and update the Committee's charter annually, and recommend any proposed changes to the Board for approval. This should be done in compliance with any requirements of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and applicable Nasdaq Stock Market listing requirements for audit committees.

2.
Be directly responsible for the appointment, retention and oversight of the work of any independent accounting firm engaged by the Company for the purpose of preparing or issuing an audit report or related work. The Committee shall have the ultimate authority and responsibility to appoint, evaluate and, when warranted, replace such independent accounting firm (or to recommend such replacement for shareholder approval in any proxy statement). The Committee shall also have the responsibility to (i) oversee and determine the compensation of any independent accounting firm engaged by the Corporation; (ii) evaluate the performance of the independent accountant and (iii) consider the discharge of the independent accountant when circumstances warrant. The Committee shall be responsible for resolving any disagreements between management and the independent accountant regarding financial reporting. The independent accountant shall be ultimately accountable to the Committee.

3.
Confirm and assure the independence of the independent accountant.

4.
Approve in advance, the provision by the independent accountant of any permissible non-audit services, as set forth in Section 202 of Sarbanes-Oxley.

5.
On an annual basis, ensure receipt from the independent accountant of a formal written statement delineating all relationships between the independent accountant and the Company, consistent with Independence Standards Board Standard No. 1 (as modified or supplemented).

6.
Discuss with the independent accountant any disclosed relationships or services that may impact the objectivity and independence of the independent accountant and take appropriate action in response to the independent accountant's report to satisfy itself of the independence of the independent accountant. The Committee shall also (i) consider whether, in the interest of assuring continuing independence of the independent accountant, the Company should regularly rotate its independent accountant and (ii) set clear hiring policies for employees or former employees of the independent accountant.

7.
Inquire of management, the chief financial officer or controller, the internal auditor (if applicable) and the independent accountant about significant risks or exposures and assess the steps management has taken to control and minimize such risks to the Company. Discuss with management, the chief financial officer or controller, the internal auditor (if applicable) and the independent accountant and oversee the Company's underlying policies with respect to risk assessment and risk management. Obtain annually in writing, from the independent accountants, their letters as to the adequacy of such controls.

8.
Consider, in consultation with the independent accountant and the internal auditor (if applicable), the audit scope and plan of the independent accountant and internal auditor.

9.
Consider the rationale for employing audit firms other than the principal independent accountant.

10.
Review with the independent accountant the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources.

11.
Review, discuss with management and the independent accountant and approve any transactions or courses of dealing with related parties.

APP-3

12.
Consider and review with the independent accountant and the internal auditor (if applicable):

(a)
the adequacy of the Company's internal controls including computerized information system and controls and security;

(b)
any significant deficiencies in the design or operation of the Company's internal controls which could adversely effect the Company's ability to record, process, summarize and report financial data;

(c)
any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls;

(d)
the independent accountant's judgments about the quality of the Company's accounting principles as applied in its financial reporting (including, but not limited to, the clarity of the Company's financial disclosures and degree of aggressiveness or conservatism of the Company's accounting policies and underlying estimates and other significant decisions made by management in preparing the financial disclosure and reviewed by the independent accountants); and

(e)
any related significant findings and recommendations of the independent accountant together with management's responses thereto and the independent accountant's attestation report.

13.
Review with management, the chief financial officer or controller and the independent accountant at the completion of the annual examination:

(a)
The Company's annual financial statements and related footnotes.

(b)
The independent accountant's audit of the financial statements and the report thereon.

(c)
Significant findings during the year, including the status of previous audit recommendations and any accounting adjustments that were proposed by the auditors but were "passed" (as immaterial or otherwise).

(d)
Any significant changes required in the independent accountant's audit plan or audit scope.

(e)
Any serious difficulties or disputes with management encountered during the course of the audit, including restrictions on access to required information.

(f)
Any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditors to the Company or any other material written communications between the accounting firm and management, such as any management letter or schedule of "unadjusted differences."

(g)
Other matters related to the conduct of the audit, that are to be communicated to the committee under generally accepted auditing standards.

14.
Consider and review with management and the internal auditor (if applicable):

(a)
Significant findings during the year and management's responses thereto.

(b)
Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information.

(c)
Any changes required the planned scope of their audit plan.

(d)
The internal auditing department budget and staffing.

(e)
Internal auditor's compliance with the appropriate internal auditing standards (if applicable).

15.
Review and discuss with management and the independent auditor any material financial or non-financial arrangements that do not appear on the financial statements of the Company.

APP-4

16.
Review filings with the SEC and other published documents, in each case, prior to public release, containing the Company's financial statements (including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and any certifications regarding the financial statements or the Company's internal accounting and financial controls and procedures and disclosure controls and procedures filed with the SEC by the Company's senior executive and financial officers) and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

17.
Discuss with management and the independent auditor earnings press releases, as appropriate.

18.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact, any major areas of management judgment and estimates that have a significant effect upon the financial statements, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company. Review and discuss with management and the independent auditor all critical accounting policies and any material alternative accounting treatments permissible under GAAP that have been discussed with management, including the ramifications of the use of the alternative treatments and the treatment preferred by the accounting firm.

19.
Review with management, internal auditor (if applicable) and the independent accountant, interim financial reports and any financial reports to be filed with the SEC or other regulators, prior to public release.

20.
Provide a report in the Company's proxy statement ("Audit Committee Report") stating whether the Committee has (1) reviewed and discussed the audited financial statements with management; (2) discussed with the independent accountants the matters required to be discussed by SAS Nos. 61 and 90 (generally describes the communications required in connection with annual audits); and (3) received from the independent accountant written disclosure of all relationships between the independent accountant and the Company and discussed with the independent accountant the independent accountant's independence and the matters included in the written disclosures required by the Independent Standards Board.

21.
State in the Audit Committee Report whether, based on the review and discussions referred to in item 18 above, it recommended to the Board that the financial statements be included in the Annual Report on Form 10-K.

22.
Review legal, disclosure and regulatory matters that may have a material impact on the financial statements, related Company compliance policies, and programs and reports received from regulators.

23.
Conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants, or others to assist it in the conduct of any investigation.

24.
Establish written procedures for the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls or auditing matters. Additionally, the Committee is required to ensure that such complaints are treated confidentially and anonymously.

25.
Investigate any allegations that any officer or director of the Company, or any other person acting under the direction of any such person, took any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the performance of any audit of the financial statements of the Company for the purpose of rendering such

APP-5

  financial statements materially misleading and, if such allegations prove to be correct, take or recommend to the Board appropriate disciplinary action.

26.
Review periodically with management the provisions of the Company's code of business conduct and ethics (including the Company's policies and procedures with regard to trading by Company personnel in securities of the Company and use in trading of proprietary or confidential information) as adopted by the Board or management, including any waivers provided under such code since the last annual review; provided that any such waiver shall be reported by the Committee to the Board and approval of the Board shall also be required for any such waiver applicable to any officer who is a member of the Board.

27.
Conduct an annual self-evaluation of the performance of the Committee, including its effectiveness and compliance with the Charter of the Committee.

28.
Perform such other functions as assigned by law, the Company's charter or bylaws, or the Board.

        The duties and responsibilities of a member of the Committee are in addition to those duties set out for a member of the Board.

APP-6

ANNEX B

Seven  Hills
 Merchant  Bankers

Seven Hills Partners LLC
88 Kearny Street    •    San Francisco, CA    •    94108
Tel: (415) 869-6200    •    Fax: (415) 869-6262

Member of NASD and SIPC

February 15, 2005

PERSONAL & CONFIDENTIAL

Board of Directors
AMX Corporation
3000 Research Drive
Richardson, TX 75082

Members of the Board:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $.01 per share (the "Shares") of AMX Corporation (the "Company") of the $22.50 per Share in cash to be received by the holders of the Shares in the Tender Offer and Merger (each as defined below) pursuant to the terms of that certain Agreement and Plan of Merger, substantially in the form of a draft, dated as of February 14, 2005 (the "Agreement"), by and among the Company, Amherst Acquisition Co. ("Merger Sub") and Thrall Omni Company, Inc. ("Acquiror").

        We understand that, pursuant to the terms of the Agreement, which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the "Tender Offer") for all of the Shares for $22.50 per Share in cash and (ii) the subsequent merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly-owned subsidiary of Acquiror, and each Share, other than Shares held in treasury, Shares held by the Acquiror, Merger Sub, the Company or any of their respective subsidiaries or Shares as to which dissenters' rights have been perfected, will be converted into the right to receive $22.50 per Share in cash. The terms and conditions of the Tender Offer and the Merger (collectively, the "Transaction") are more fully set forth in the Agreement.

        Seven Hills Partners LLC provides merger and acquisition advisory services to public and private companies. In this capacity, we are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions as well as for other transactions and corporate purposes. We have acted as financial advisor to the Company in connection with the Transaction. We will receive fees from the Company upon the delivery of this opinion and upon completion of the Transaction. The Company has agreed to reimburse our expenses and to indemnify us against certain liabilities emerging out of our engagement.

        In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

a.
a draft of the Agreement dated February 14, 2005 which, for purposes of this opinion, has been assumed to be in all material respects identical to the agreement to be executed;

b.
certain publicly available financial and other information for the Company, including Annual Reports on Form 10-K for the fiscal year ended March 31, 2004 and Quarterly Reports on

  Form 10-Q for the quarter ended December 31, 2004 and certain other relevant financial and operating data furnished to us by the Company management;

c.
certain internal financial analyses, financial forecasts, reports and other information concerning the Company, prepared and furnished to us by the Company management;

d.
discussions we have had with certain members of the Company management concerning the historical and current business operations and strategy, financial conditions and prospects of the Company and such other matters we deemed relevant;

e.
certain operating results, the reported price and trading histories of the shares of the common stock of the Company, and operating results, the reported price and trading histories of certain publicly traded companies we deemed relevant;

f.
certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

g.
such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

        In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us or otherwise made available by the Company or its advisors (including, without limitation, the representations and warranties contained in the Agreement) or which is publicly available. We have not assumed any responsibility for the accuracy or completeness, or independently verified, any such information. In addition, we have not conducted, nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the financial forecasts which we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and such projections and the assumptions derived therefrom provide a reasonable basis for our opinion. We have also assumed that in the course of obtaining the necessary regulatory and third party approvals, consents and releases for the Transaction, no modification, delay, restriction or condition will be imposed that will have a material adverse effect on the Transaction and that the Transaction will be consummated in accordance with applicable laws and regulations and the terms of the Agreement, without delay, waiver, amendment or modification of any material term, condition or agreement.

        We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company nor have we been furnished with such materials. We have assumed with your consent that there are no legal issues with regard to the Company or the Acquiror that would affect our opinion, and we have relied on this assumption without undertaking any independent investigation or inquiry. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so. Our opinion does not address the relative merits of the Merger as compared to other business strategies that might be available to the Company, including alternative proposals from third parties that may not have been pursued to completion for a variety of business, financial, legal or regulatory reasons, nor does it address the underlying business decision of the Company to proceed with the Transaction. We express no view as to the federal, state or local tax consequences of the Transaction.

        For purposes of rendering our opinion we have assumed in all respects material to our analysis that the representations and warranties of each party contained in the Agreement are true and correct,

B-2

that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof.

        It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted, communicated (in whole or in part) or referred to at any time, in any manner or for any purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any filing made by the Company with respect to the Transaction with the Securities and Exchange Commission, provided that this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form acceptable to us and our counsel. This letter does not constitute a recommendation to any holder of Shares, or any other person, as to how such person should act with respect to the Transaction (including, without limitation, whether or not to tender Shares in connection with the Tender Offer).

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the $22.50 per Share in cash to be received by the holders of the Shares in the Tender Offer and the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

SEVEN HILLS PARTNERS LLC

B-3

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated February 24, 2005 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(2)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(3)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(4)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(5)
Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(6)
Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(7)	Text of the joint press release issued by DII and AMX, dated February 15, 2005 (incorporated herein by reference to the Schedule 14D-9 of the Company filed with the SEC on February 15, 2005).
(a)(8)	Letter to shareholders from Robert J. Carroll, dated February 24, 2005.**
(a)(9)
Form of Summary Advertisement Published in the Wall Street Journal on February 24, 2005 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(a)(10)	Opinion of Seven Hills Partners, LLC, dated February 15, 2005 (included as Annex B hereto).**
(e)(1)
Agreement and Plan of Merger, dated February 15, 2005, among Parent, Purchaser and AMX (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(e)(2)
Support/Tender Agreement, dated February 15, 2005, by and between Parent and Scott D. Miller (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(e)(3)
Support/Tender Agreement, dated February 15, 2005, by and between Parent and Peter D. York (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(e)(4)
Support/Tender Agreement, dated February 15, 2005, by and between Parent and certain shareholders of AMX (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(e)(5)
Confidentiality Agreement, dated as of November 23, 2004, by and between AMX and DII (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO of Purchaser filed with the SEC on February 24, 2005).
(e)(6)	The Information Statement of the Company, dated February 24, 2005 (included as Annex A hereto).**
(e)(7)
AMX Corporation 1993 Stock Option Plan, accompanied by forms of Incentive Stock Option and Non-qualified Stock Option Agreements (Incorporated by reference from Exhibit 10.1 to the Registrant's Form S-1 filed September 13, 1995, as amended, File no. 33-96886).

(e)(8)
1996 Employee Stock Purchase Plan, accompanied by forms of Enrollment/Change Form, Section 16b Participation Form and Stock Purchase Agreement (Incorporated by reference from Exhibit 10.4 to the Registrant's Form S-1 filed September 13, 1995, as amended, File no. 33-96886).
(e)(9)
First Amendment to AMX Corporation 1996 Employee Stock Purchase Plan (Incorporated by reference from Exhibit 10.5 to the Registrant's Form 10-Q for the period ended September 30, 2001, File no. 0-26924).
(e)(10)
Second Amendment to AMX Corporation 1996 Employee Stock Purchase Plan (Incorporated by reference from Exhibit 10.6 to the Registrant's Form 10-Q for the period ended September 30, 2001, File no. 0-26924).
(e)(11)	Third Amendment to AMX Corporation 1996 Employee Stock Purchase Plan.*
(e)(12)	AMX Corporation 1999 Equity Incentive Plan (Incorporated by reference from Exhibit 10.25 to the Registrant's Form 10-K for the fiscal year ending March 31, 1999, File no. 0-26924).
(e)(13)
Employment Agreement dated February 17, 2003 between the Registrant and Scott Norder (Incorporated by reference from Exhibit 10.28 to the Registrant's Form 10-K for the fiscal year ended March 31, 2003, File No. 0-26924).
(e)(14)
Employment Agreement dated June 1, 2003 between the Registrant and Patrick Gallagher (Incorporated by reference from Exhibit 10.1 to the Registrant's Form 10-Q for the period ended June 30, 2003, File No. 0-26924).
(e)(15)
Employment Agreement dated June 1, 2003 between the Registrant and Michael Olinger (Incorporated by reference from Exhibit 10.1 to the Registrant's Form 10-Q for the period ended June 30, 2003, File No. 0-26924).
(e)(16)	Employment Agreement dated August 23, 2004 between the Registrant and Carl Evans.*
(e)(17)	Employment Agreement dated August 23, 2004 between the Registrant and Peter Nohren.*
(e)(18)	Employment Agreement dated August 23, 2004 between the Registrant and Steve Byars.*
(e)(19)
Employment Agreement dated January 5, 2005 between the Registrant and Robert J. Carroll (Incorporated by reference from Exhibit 99.1 to the Registrant's Form 8-K filed January 10, 2005, File no. 0-26924).
(e)(20)	Employment Agreement dated January 25, 2005 between the Registrant and Chris Apple (Incorporated by reference from Exhibit 99.1 to the Registrant's Form 8-K filed January 28, 2005, File No. 0-26924).
(g)	None.

*
Filed with this Schedule 14D-9.
**
Filed with this Schedule 14D-9 and included in the distributions to the Company shareholders.

QuickLinks

  ITEM 1. SUBJECT COMPANY INFORMATION.
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 4. THE SOLICITATION OR RECOMMENDATION.
  ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
  ITEM 8. ADDITIONAL INFORMATION.
  ITEM 9. EXHIBITS.
SIGNATURE
  ANNEX A
DIRECTORS OF THE REGISTRANT
CORPORATE GOVERNANCE
EXECUTIVE OFFICERS OF THE REGISTRANT
EXECUTIVE COMPENSATION
EMPLOYMENT AGREEMENTS
Report of the Compensation Committee
  APPENDIX A
PURPOSE
COMPOSITION
RESPONSIBILITY
AUTHORITY
APPOINTING MEMBERS
CHAIRMAN
MEETINGS
SPECIFIC DUTIES
  ANNEX B
EXHIBIT INDEX